PLEASE NOTE:

"[-----]" DENOTES INFORMATION REDACTED IN CANADIAN FILING

INTERIM AND LONG-TERM SUPPLY AGREEMENT

BETWEEN

ATOMIC ENERGY OF CANADA LIMITED

- and -

MDS (CANADA) INC., on behalf of its MDS Nordion division.

MADE AS OF FEBRUARY 21, 2006

FASKEN MARTINEAU DUMOULIN LLP

OSLER, HOSKIN & HARCOURT LLP

RECITALS:

PART I

ARTICLE 1 INTERPRETATION

1.1 DEFINITIONS

1.2 HEADINGS

1.3 EXTENDED MEANING

1.4 CURRENCY

1.5 APPENDICES

PART II

ARTICLE 2 TRANSFER OF INTERESTS

2.1 ACTION ON CLOSING

2.2 PAYMENT OF THE AECL INVENTORY PAYMENT

2.3 NO REPRESENTATIONS

2.4 PLACE OF CLOSING

2.5 REPRESENTATIONS AND WARRANTIES

PART III

ARTICLE 3 DEDICATED ISOTOPE FACILITIES

3.1 FACILITIES DEVELOPMENT, TESTING AND PROCESS DEVELOPMENT

3.2 ACCESS TO THE DEDICATED ISOTOPE FACILITIES

3.3 PERFORMANCE CRITERIA AND DEADLINES FOR MAPLE 1 REACTOR, MAPLE 2 REACTOR AND THE NEW PROCESSING FACILITY

3.4 [-----]

3.5 FAILURE TO MEET OCTOBER 31, 2008 PERFORMANCE CRITERIA

3.6 APPOINTMENT OF NORDION EXPERT

3.7 EVIDENCE RELATING TO PERFORMANCE CRITERIA

3.8 NORDION COVENANTS

3.9 AECL'S COVENANTS

ARTICLE 4 USE AND OPERATION OF FACILITIES

4.1 SAFETY AND PRUDENT PRACTICES

4.2 REGULATORY APPROVAL OF AECL

4.3 REGULATORY APPROVAL OF NORDION

4.4 SUBCONTRACTING

4.5 [-----]

4.6 OPERATIONS REPORTS

ARTICLE 5 PROJECT COSTS

5.1 PROJECT COSTS

ARTICLE 6 INTERIM PERIOD SUPPLY OF ISOTOPES

6.1 [-----] SUPPLY OF ISOTOPES BY AECL

6.2 [-----] SUPPLY OF IRIDIUM-192 BY AECL DURING THE INTERIM PERIOD

6.3 PURCHASE OF INTERIM PERIOD ISOTOPES BY NORDION

6.4 COSTS OF INTERIM OPERATION

6.5 [-----]

6.6 PAYMENT FOR SUPPLY

6.7 NORDION TO MINIMIZE DECAY LOSSES

6.8 ARM'S LENGTH PRICING

6.9 INPUT

6.10 DISPUTES REGARDING PRODUCTION AND SUPPLY STANDARDS DURING INTERIM PERIOD

6.11 INTERIM PRODUCTION FROM NRU FACILITIES

6.12 NRU PLANNED AND UNPLANNED SHUTDOWNS

6.13 RELEASE WITH RESPECT TO THE NRU FACILITIES

PART IV

ARTICLE 7 LONG-TERM ISOTOPE SUPPLY

7.1 [-----] SUPPLY OF THE BIG FOUR ISOTOPES BY AECL DURING THE SUPPLY PERIOD

7.2 [-----] SUPPLY OF IRIDIUM-192 BY AECL DURING THE SUPPLY PERIOD

7.3 PURCHASE OF SUPPLY PERIOD ISOTOPES BY NORDION

[-----]

7.7 COSTS OF OPERATION DURING SUPPLY PERIOD

7.8 PAYMENT FOR SUPPLY

7.9 NORDION TO MINIMIZE DECAY LOSSES

[-----]

7.11 ARM'S LENGTH PRICING

7.12 INPUT

7.13 LIABILITY AND TITLE

7.14 DISPUTES REGARDING PRODUCTION AND SUPPLY STANDARDS DURING SUPPLY PERIOD

7.15 SHORT OR LATE SHIPMENTS

7.16 MATERIAL EVENTS OF DISRUPTION

7.17 PLANNED AND UNPLANNED SHUTDOWNS

7.18 BACK-UP PRODUCTION UTILISING NRU FACILITIES

7.19 AECL AND NORDION RESPONSIBILITIES

ARTICLE 8 ISOTOPE FORECAST PLANNING

8.1 REVENUE FORECAST

8.2 PRODUCTION PLANNING

8.3 VOLUMES AND DELIVERY SCHEDULES

ARTICLE 9 NEW ISOTOPE PRODUCTS AND DEVELOPMENTS

9.1 JOINT COOPERATION

[-----]

PART V

ARTICLE 10 WASTE MANAGEMENT SERVICES AND DECOMMISSIONING

10.1 WASTE MANAGEMENT SERVICES

10.2 FEES FOR WASTE MANAGEMENT SERVICES

10.3 RISK OF LOSS

10.4 PAYMENT FOR WASTE MANAGEMENT SERVICES

10.5 DECOMMISSIONING COSTS

ARTICLE 11 TRANSPORTATION

11.1 INTERSITE TRANSPORT SERVICES

11.2 SHIPPING CONTAINERS

11.3 PERMITS

11.4 RISK OF LOSS

11.5 FEES FOR INTERSITE TRANSPORT SERVICES

ARTICLE 12 IRRADIATION SERVICES

12.1 SERVICE IRRADIATIONS

ARTICLE 13 PROFESSIONAL, REGULATORY SUPPORT AND TECHNICAL SUPPORT

13.1 PROFESSIONAL, REGULATORY SUPPORT AND TECHNICAL SERVICES

ARTICLE 14 COMMITTEE

14.1 COMPOSITION

14.2 DUTIES

14.3 PROCEDURES

14.4 PROGRESS REPORTS

PART VI

ARTICLE 15 LEU CONVERSION

15.1 LEU CONVERSION REPORT

[-----]

PART VII

ARTICLE 16 AUDITS

16.1 AUDIT RIGHTS FOR FINANCIAL MATTERS

16.2 DOCUMENT RETENTION

ARTICLE 17 INSURANCE

17.1 ALL RISK INSURANCE COVERAGE

17.2 COMPREHENSIVE GENERAL LIABILITY INSURANCE

17.3 ADDITIONAL INSURANCE COVERAGE

17.4 EVIDENCE OF INSURANCE COVERAGE

ARTICLE 18 CONFIDENTIAL INFORMATION

18.1 DEFINITION

18.2 RESTRICTED USE AND ACCESS

18.3 ALL NECESSARY PRECAUTIONS

18.4 PERMITTED USE AND DISCLOSURE

18.5 PROTECTION OF CONFIDENTIAL INFORMATION

18.6 USE OF CONFIDENTIAL INFORMATION

18.7 INJUNCTIVE RELIEF

ARTICLE 19 RELEASES AND INDEMNITIES

19.1 ENFORCEMENT RIGHTS AND LIMITATIONS ON AECL LIABILITY

19.2 MUTUAL RELEASE OF CLAIMS

19.3 TERMINATION OF OBLIGATIONS UNDER CERTAIN AGREEMENTS

19.4 INDEMNIFICATION OF AECL AND NORDION

ARTICLE 20 INSOLVENCY OF A PARTY

20.1 INSOLVENCY EVENT

ARTICLE 21 DISPUTE RESOLUTION

21.1 PURPOSE

21.2 AMICABLE NEGOTIATIONS

21.3 ARBITRATION

21.4 ADDITIONAL PARTIES

21.5 RECOURSE TO COURTS

21.6 CONFIDENTIALITY

21.7 CONTINUING PERFORMANCE

21.8 SURVIVAL

ARTICLE 22 SUCCESSION AND SALE OF ISOTOPE BUSINESS

22.1 ASSIGNMENT

22.2 RIGHT OF FIRST OFFER

22.3 RIGHT OF FIRST REFUSAL

22.4 CLOSING

ARTICLE 23 FORCE MAJEURE AND LEGISLATIVE EVENT COSTS

23.1 FORCE MAJEURE

23.2 NOTICE OF LEGISLATIVE EVENT AND ANTICIPATED CLAIMED COST

23.3 AECL PAST CLAIMED COST

23.4 NORDION PAST CLAIMED COST

ARTICLE 24 NEW TERMS FOR AGREEMENT

24.1 ARBITRATION OF NEW TERMS

ARTICLE 25 GENERAL

25.1 TAXES

25.2 NOTICES

25.3 NO AGENCY, JOINT VENTURE OR PARTNERSHIP

25.4 INTEREST

25.5 STATUTORY REFERENCES

25.6 GOVERNING LAW

25.7 SEVERABILITY

25.8 AMENDMENT AND WAIVERS

25.9 FURTHER ASSURANCES

25.10 TIME OF THE ESSENCE

25.11 ENTIRE AGREEMENT

25.12 NORDION AFFILIATES

25.13 NO-CONFLICT

25.14 PUBLIC ANNOUNCEMENTS

25.15 ENUREMENT

25.16 COUNTERPARTS

25.17 FACSIMILE EXECUTION

INTERIM AND LONG-TERM SUPPLY AGREEMENT

THIS AGREEMENT made as of the 21st day of February, 2006.

BETWEEN:

ATOMIC ENERGY OF CANADA LIMITED,

a corporation incorporated under the laws of Canada (hereinafter called "AECL"),

- and -

MDS (CANADA) INC., on behalf of its MDS Nordion division

a corporation incorporated under the laws of Canada (hereinafter called "Nordion"),

RECITALS:

A. AECL conducts a number of businesses based on nuclear research and technology including the design, engineering, construction, operation and servicing of nuclear reactors and the provision of technical services and nuclear waste management services.

B. AECL also operates a business based on the operation of nuclear reactors and Isotope production facilities for the supply of radioisotopes to Nordion and the provision of technical services, transport services, service irradiations and waste management services.

C. Nordion conducts a number of businesses based on nuclear research and technology including the manufacture, marketing and distribution of certain isotopes on a worldwide basis, product development and technology services.

D. Pursuant to an Isotope Production Facilities Agreement between AECL and Nordion International Inc., the predecessor to Nordion, dated as of August 19, 1996 (the "1996 IPFA"), AECL agreed to design, construct and operate the Dedicated Isotope Facilities on behalf of Nordion for the production of certain isotopes for Nordion and Nordion acquired a beneficial interest in the Dedicated Isotope Facilities.

E. On December 8, 2005, AECL and Nordion entered into an Agreement on Settlement Principles (the "Agreement on Settlement Principles") setting out the mediated terms of settlement of a number of disputes that had arisen in connection with the 1996 IPFA and otherwise.

F. AECL and Nordion have agreed to enter into this Agreement for the purpose of implementing the terms of the Agreement on Settlement Principles, which terms provide for the termination of the 1996 IPFA under certain conditions, the transfer of certain assets, the completion of the Dedicated Isotope Facilities and the establishment of interim and long-term Isotope supply arrangements.

IN CONSIDERATION of the mutual covenants herein contained and of other consideration (the receipt and sufficiency of which is acknowledged by each Party) the Parties agree with one another as follows.

PART I

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement:

"1996 IPFA" has the meaning set forth in Recital D to this Agreement;

"Acceptance Notice" has the meaning set forth in Section 22.2.3.;

"Acceptance Tests" means the Phase 1 Acceptance Tests and Phase 2 Acceptance Tests described in the Facilities Plan and the performance criteria described in Section 3.3 relating to the Maple 1 Reactor, the Maple 2 Reactor and the New Processing Facility;

"Active Liquid Waste" has the meaning set forth in Appendix C, Section 5;

"AECL Closing Payment" has the meaning set forth in Section 2.1.1;

"AECL Inventory Payment" has the meaning set forth in Section 2.1.3;

"AECL Legislative Event" means any change to a Canadian federal or provincial statute, regulation or municipal by-law, or the U.S. Energy Policy Act of 2005, or other similar foreign legislation, or the interpretation thereof, that applies in whole or in part to the operation of the Dedicated Isotope Facilities, and that affects the production or supply by AECL of the Big Four Isotopes to Nordion under this Agreement, that is enacted or adopted by a Canadian, U.S., or other foreign federal, provincial, state or municipal government on or after the Long-Term Supply Commencement Date, with respect to any one of the following matters:

(i) licensing of radioactive prescribed substances and nuclear facilities and their operation,

(ii) environmental assessment and protection,

(iii) nuclear waste management,

(iv) security,

(v) health and safety,

(vi) emergency preparedness, or

(vii) transportation, and

which is not the result of:

(i) the negligence or misconduct of AECL or any of its affiliates or subcontractors,

(ii) a contravention of Applicable Laws by AECL, its affiliates or subcontractors,

(iii) a breach of AECL's obligations under this Agreement, or

(iv) deferral by AECL of a prescribed or routine maintenance, safety upgrades or plant life extension programs in accordance with Canadian nuclear industry best practices;

"AECL Legislative Event Cost" means the increase in AECL Operating Cost determined by using consistently applied accounting policies and cost allocation methodologies, that is more than [-----] percent ([-----]) of the AECL Operating Cost in the immediately prior fiscal year during the relevant [-----] year period and cumulatively more than [-----] percent ([-----]%) of the AECL Operating Cost over the AECL Operating Cost in the last year of the immediately preceding [-----] year period and reasonably incurred by AECL in respect of its supply of the Big Four Isotopes to Nordion under this Agreement, as the direct result of the required compliance with such AECL Legislative Events, after deducting:

(i) any other actual or potential cost reductions or savings,

(ii) [-----]

(iii) [-----]

(iv) the portion of any increase in AECL's Big-Four Isotopes revenue share payment which is greater than the increase caused by an average growth rate of [-----] % per fiscal year during the relevant [-----] year period;

For greater certainty: (i) AECL Legislative Event Cost excludes any Capital Cost which shall be the sole responsibility of AECL; and (ii) AECL Operating Cost to be used as a base for the first five year period shall be the AECL Operating Cost for the first year after the Long-Term Supply Commencement Date;

"AECL Operating Costs" [-----]

(a) [-----]

(b) [-----]

[-----]

"AECL Past Claimed Cost" has the meaning set out in Section 23.3.1;

"Affiliate" has the meaning ascribed to the term "affiliate" in the Canada Business Corporations Act on the date hereof;

"Agreement" means this Interim and Long-Term Supply Agreement, including the appendices attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with Section 25.8;

"Agreement on Settlement Principles" has the meaning set forth in Recital E;

"Applicable Law" means any international, foreign or domestic statute, law (including, without limitation, the common law), ordinance, rule, regulation, restriction, regulatory policy or guideline, by-law (zoning or otherwise), or order, decree, ruling, judgement, writ, decree or award, or any Permit;

"Arbitration Rules" mean the provisions of Sections 21.2 to 21.7 inclusive and the rules of procedure for arbitration set forth in Appendix D;

"Arbitrator" means an arbitrator appointed pursuant to the Arbitration Rules;

"Back-up Supply" means supply of Big Four Isotopes or NRU Isotopes to Nordion by a third party on any day that AECL is unable to meet Nordion's Big Four Isotope or NRU Isotope supply requirements for any reason including without limitation any Planned Shutdown, Unplanned Shutdown, Permanent Shutdown, NRU Planned Shutdown, NRU Unplanned Shutdown, NRU Permanent Shutdown or Force Majeure, Short or Late Shipments and Material Events of Disruption;

"Base Amount", [-----]

"Beneficial Facilities Ownership Interest" has the meaning set forth in Section 2.1.1;

"Big Four Isotopes" means, collectively, Molybdenum-99, Xenon-133, Iodine-125 and Iodine-131 (Fission);

"Business Day" means a day other than Saturday or Sunday or a statutory or civic holiday in the Province of Ontario on which banks are not open for business in Toronto, Ontario;

"Capital Cost" means costs which are expenditures which qualify as capital expenditures associated with property, plant and equipment or intangible assets under GAAP, including direct construction and development charges, and which are Direct Staff Costs or Third Party Costs;

"Chairperson" means the chairperson of the committee, as set out in Appendix L to the Agreement;

"Closing" means the completion of the transfer of the Transferred Assets and all other transactions contemplated by this Agreement that are to occur contemporaneously with such transfer at the Closing Time;

"Closing Date" means February 21, 2006;

"Closing Document" means any document delivered at or in connection with the Closing as provided in or pursuant to Section 2.1.6;

"Closing Time" means 10:00 p.m. on the Closing Date or such other time on such date as the Parties may mutually agree;

"CNSC" means the Canadian Nuclear Safety Commission and any successor organization with substantially the same regulatory authority;

"Committee" means the committee comprised of representatives of AECL and Nordion established pursuant to Article 14;

"Confidential Information" has the meaning set forth in Section 18.1;

"Control" has the meaning ascribed to the term "control" in the Canada Business Corporations Act;

"CPI" means the all items consumer price index for Canada published by Statistics Canada or any successor index thereto;

"CRL" means AECL's Chalk River Laboratories and its associated site located at Chalk River, Ontario;

"Decommissioning Costs" means all costs and expenses of the decommissioning of all or any part of the Dedicated Isotope Facilities, the NRU Facilities or CRL in accordance with Applicable Law and the requirements of any Regulatory Authority including, without limitation, the costs of all associated calculations, engineering, design, construction, monitoring, supervision, related radioactive waste Disposal and treatment and similar costs;

"Dedicated Isotope Facilities" means, collectively, the Maple 1 Reactor, the Maple 2 Reactor, the Maple 1 Iodine-125 Production Facility and the New Processing Facility, as described in the Facilities Plan;

"Direct Staff Costs" [-----]

"Disposal" means any disposal by any means including, without limitation, dumping, incineration, spraying, pumping, injecting, depositing, abandoning, placing or burying and "Dispose" has a similar meaning;

"Disputes" includes all disputes, controversies, claims, counterclaims or similar matters which relate to or arise out of or in connection with this Agreement including the validity, existence, construction, meaning, performance or effect of this Agreement or the rights and liabilities of the Parties to this Agreement;

"Effective Date" means the date on which this Agreement becomes effective and binding on the Parties pursuant to 0, being the Closing Date;

"Entity" has the meaning set forth in Section 22.1.3;

"Entity Offer" has the meaning set forth in Section 22.3.1;

"Environment" means the air, surface water, underground water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment;

"Environmental Laws" means all federal, provincial, municipal or local statutes, regulations, by-laws, guidelines, restrictions, policies or rules, orders, rulings, judgements, writs, decrees or awards and the common law, relating in whole or in part to the Environment and includes, without limitation, those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

[-----]

[-----]

"Facilities Plan" means the description of the Dedicated Isotope Facilities attached as Appendix C hereto;

"Final Ten Year Period" means the ten (10) year period commencing on the thirtieth anniversary of the Long-Term Supply Commencement Date and ending on the fortieth anniversary of the Long-Term Supply Commencement Date;

"Fiscal Quarter" means a fiscal quarter of AECL, or Nordion, respectively;

"Force Majeure" means, except as otherwise expressly provided in Section 23.1.2, in relation to the performance of any obligation hereunder, any cause, circumstance or event of any nature whatsoever which is beyond the reasonable control, and which does not arise as a result of the negligence, of the Party responsible for such obligation and which prevents, in whole or in part, the performance by such Party of any of its respective obligations, including, without limitation, acts of war, terrorism, revolution, riot, sabotage, vandalism, earthquakes, storms, lightning and other acts of God and local or national emergencies, strikes, lock-outs, work slow downs and other labour disputes, whether lawful or not, and AECL's inability to procure, for reasons beyond AECL's control, Highly Enriched Uranium as reasonably required to perform its obligations under this Agreement;

"FOB" means Free on Board with "Free on Board" having the meaning set forth in Incoterms 2000;

"Full Cycle of Waste Management Operation" has the meaning set forth in Appendix Q;

"Full Production Cycle" means a twenty-one (21) consecutive day period for the production of Big Four Isotopes using the Dedicated Isotope Facilities;

"GAAP" means generally accepted accounting principles in effect in Canada on the date hereof, as described in the handbook prepared by the Canadian Institute of Chartered Accountants, or any successor and where the Canadian Institute of Chartered Accountants includes a specific recommendation in its handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstance that it covers;

"Hazardous Substance" means any pollutant, contaminant, deleterious substance, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous goods, including, without limitation, any that may impair the quality of the Environment;

"High Level Liquid Waste" has the meaning set forth in Appendix C;

"Highly Enriched Uranium" or "HEU" means Uranium-235 concentrated to a level of not less than 93% by weight Uranium-235;

"Hot Standby" means the state of operational readiness of a nuclear reactor, isotope processing facility and all associated facilities and equipment, capable of producing Isotopes which will permit such facilities to pass from such state of readiness to the production of Isotopes in compliance with Applicable Law within seven (7) days;

[-----]

"Independent Expert" means an individual chosen pursuant to Section 3.7.6, Section 6.10.2 or Section 7.14.2, to arbitrate a Dispute arising with respect to any such Section;

"In-service Operation" for the purposes of the:

(a) Maple 1 Reactor, means CNSC approval to operate the Maple 1 Reactor at 8 MW nominal or greater for Big Four Isotope production, subject to closure of residual issues of a non-material nature that may be identified at the time of said CNSC approval;

(b) Maple 2 Reactor, means CNSC approval to operate the Maple 2 Reactor at 8 MW nominal or greater for Big Four Isotope production, subject to closure of residual issues of a non-material nature that may be identified at the time of said CNSC approval;

(c) New Processing Facility, means CNSC approval to operate the New Processing Facility for the production of Molybdenum-99, Iodine-131 (Fission) and Xenon-133, subject to closure of residual issues of a non-material nature that may be identified at the time of said CNSC approval;

(d) Maple 1 Iodine-125 Production Facility, means CNSC approval to operate the Maple 1 Iodine-125 Production Facility for the production of Iodine-125, subject to closure of residual issues of a non-material nature that may be identified at the time of said CNSC approval;

"Intellectual Property Rights" means any and all copyrights, moral rights, patents, inventions, patent claims, trade-marks, industrial designs, integrated circuit topographies, rights in or to processes, know-how, show-how, methods, trade secrets, other industrial or intellectual property rights, anywhere in the world, whether or not registered or registrable, including, without limitation, any applications, reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing, enforcement rights in or with respect to any of the foregoing and rights, covenants, licenses, sub-licenses, franchises, leases, options, security, liens, pledges, charges, encumbrances, benefits, trusts or escrows granted to or by the applicable Person in respect of any of the foregoing;

"Interim Period" means the period commencing on the Effective Date to and including the day immediately preceding the Long-Term Supply Commencement Date;

"Interim Period Isotopes" means the NRU Isotopes and Iridium-192;

"Intersite Transport Services" has the meaning set forth in Section 11.1;

"Inventory Purchase Agreement" has the meaning set forth in Section 2.1.5;

"Inventory" has the meaning set forth in Section 2.1.3;

"Isotopes" means the radioisotopes described in the list of Production and Supply Standards including, without limitation, the NRU Isotopes or Big Four Isotopes and Iridium-192 and any additional radioisotopes on which the Parties agree in writing from time to time;

"Isotope Business" means the business currently carried on by Nordion of the marketing and sale of (i) Isotopes, Cobalt-60, Cobalt-60 irradiation equipment, Cesium-137 irradiation equipment, ancillary equipment for irradiators, and products and services associated with the supply, service, maintenance and installation of such irradiation equipment, used in irradiation for the sterilization, disinfestation and treatment of a broad category of products; and (ii) Isotopes and cancer teletherapy equipment used in the research, diagnosis and treatment of disease;

"Long-Term Supply Commencement Date" means the date that the Dedicated Isotope Facilities meet the criteria and deadlines referred to in Section 3.3.2; and if the Parties have a Dispute as to when or if such date occurred, the date specified in the decision of the Independent Expert rendered pursuant to Section 3.7.6 or the date that the Parties agree in writing that such criteria and deadlines have been met;

"Low Enriched Uranium" or "LEU" means Uranium-235 concentrated to a level of not more than 20% by weight Uranium-235;

"Maple 1 Iodine-125 Production Facility" means the iodine production facility at the Maple 1 Reactor;

"Maple 1 Reactor" means the reactor located at CRL as described in the Facilities Plan;

"Maple 2 Reactor" means the reactor located at CRL as described in the Facilities Plan;

"Material Event of Disruption" means a failure on the part of AECL to meet the agreed Big Four Isotope production quantities as set forth in the applicable Weekly Supply Requirements Report and Production and Supply Standards for either: (i) [-----] consecutive deliveries; or (ii) [-----] deliveries in any [-----] day period;

"Maximum Production Quantities" means the quantities of Big Four Isotopes specified in the Production and Supply Standards attached as Appendix A hereto which represent the design production capacity of the Maple 1 Reactor and Maple 2 Reactor;

"Minimum Production Quantities" means the quantities of Big Four Isotopes specified as such in the list of Production and Supply Standards;

"Molybdenum-99 Targets" means the Highly Enriched Uranium targets described in the Facilities Plan for the production of Molybdenum-99 in the Maple 1 Reactor and Maple 2 Reactor;

"Molybdenum Production Facility" means the AECL Molybdenum-99 and Xenon-133 production facility at CRL;

"Negotiation Period" has the meaning set forth in Section 21.2;

[-----]

"New Processing Facility" means the isotope processing facility at CRL described in the Facilities Plan;

"Nordion Closing Payment" has the meaning set forth in Section 2.1.4;

"Nordion Expert" means the expert appointed by Nordion pursuant to Section 3.6;

"Nordion Legislative Event" means any change to a Canadian federal or provincial statute, regulation or municipal by-law, or the U.S. Energy Policy Act of 2005, or other similar foreign legislation, or the interpretation thereof, that applies in whole or in part to Nordion's Ottawa Facilities and that affects the receipt from AECL or supply of the Big Four Isotopes by Nordion to its customers, that is enacted by a Canadian, U.S., or other foreign federal, provincial, state or municipal government on or after the Long-Term Supply Commencement Date, with respect to any one of the following matters:

(a) licensing of radioactive prescribed substances and nuclear facilities and their operation,

(b) environmental assessment and protection,

(c) nuclear waste management,

(d) security,

(e) health and safety,

(f) emergency preparedness,

(g) transportation, or

(h) shipping containers, and

which is not the result of:

(i) the negligence or misconduct of Nordion or any of its affiliates or subcontractors,

(ii) a contravention of Applicable Laws by Nordion, its affiliates or subcontractors,

(iii) a breach of Nordion's obligations under this Agreement, or

(iv) deferral by Nordion of a prescribed or routine maintenance, safety upgrades or plant life extension programs in accordance with Canadian nuclear industry best practices.

"Nordion Legislative Event Cost" means the increase in Nordion's Operating Cost determined by using consistently applied accounting policies and cost allocation methodologies, that is more than [-----] percent ([-----]%) of the Nordion Operating Cost in the immediately prior fiscal year during the relevant five year period and cumulatively more than [-----] percent ([-----]%) of the Nordion Operating Cost over the Nordion Operating Cost in the last year of the immediately preceding [-----] period and reasonably incurred by Nordion in respect of the supply of Big Four Isotopes by Nordion to its customers, as the direct result of the required compliance with such Nordion Legislative Events, after deducting:

(i) any other actual or potential cost reductions or savings,

(ii) [-----]

(iii) [-----]

(iv) amounts that decrease Nordion's cost for licensed shipping containers and transport costs, and

(v) the portion of any increase in Nordion's Big-Four Isotopes revenue which is greater than the increase caused by an average growth rate of [-----]% per fiscal year during the relevant [-----] year period;

For greater certainty: (i) Nordion Legislative Event Cost excludes any Capital Cost which shall be the exclusive responsibility of Nordion; and (ii) the Nordion Operating Cost to be used as a base for the first five year period shall be the Nordion Operating Cost for the first year after the Long-Term Supply Commencement Date;

"Nordion Operating Cost" [-----]

(a) [-----]

(b) [-----]

[-----]

"Nordion Past Claimed Cost" has the meaning set out in Section 23.4.1;

"Nordion's Ottawa Facilities" means Nordion's facilities located in Ottawa and licensed by the CNSC to receive, handle and process isotopes;

"Notice" means written notice in accordance with Section 25.2;

"NRU Facilities" means AECL's NRU Reactor, the Molybdenum Production Facility and the associated systems located at CRL;

"NRU Isotopes" means Molybdenum-99, Xenon-133, Iodine-125 and Iodine-131 (Tellurium) produced from the NRU Facilities;

"NRU Permanent Shutdown" means the shutdown of the NRU Facilities in circumstances which will not permit the NRU Facilities to be restarted;

"NRU Planned Shutdown" means a scheduled shutdown of the operation of the NRU Facilities by AECL of which notice has been given to Nordion in accordance with Section 25.2;

"NRU Reactor" means AECL's NRU research reactor and the associated systems;

"NRU Unplanned Shutdown" means a shutdown of the NRU Facilities that is required in order to ensure the health and/or safety of AECL staff, the public, the protection of the Environment, compliance with Applicable Law, or arises as a result of the failure of equipment, material or systems or is necessary for the safe protection of the NRU Facilities;

"Offer Notice" has the meaning set forth in Section 22.2.1 and 22.3.1;

"Officer's Certificate of AECL" means a certificate signed by the officer of AECL responsible for the design and operation of nuclear facilities and certifying without personal liability that, to the best of his or her knowledge after due enquiry, the matters to which such certificate relate are true;

"Officer's Certificate of Nordion" means a certificate signed by the Chief Financial Officer of Nordion, or the person performing the functions of the chief financial officer, and certifying without personal liability that, to the best of his or her knowledge after due enquiry, the matters to which such certificate relate are true;

"Parties" means, collectively, AECL and Nordion and "Party" means either one of them as the context requires;

"Payee" has the meaning set forth in Section 25.1.2;

"Payor" has the meaning set forth in Section 25.1.2;

"Permanent Shutdown" means the shutdown of the Dedicated Isotope Facilities in circumstances which will not permit the Dedicated Isotope Facilities to be restarted;

"Permit" means any consent, exemption, certificate, licence, permit, approval, right, privilege, concession or authorization issued, granted, conferred or otherwise created by a Regulatory Authority;

"Person" shall be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Regulatory Authority and the executors, administrators or other legal representatives of an individual in such capacity, and any other entity;

"Phase 1 Acceptance Tests" means the acceptance tests relating to the Maple 1 Reactor and the New Processing Facility described in the Facilities Plan;

"Phase 2 Acceptance Tests" means the acceptance tests relating to the Maple 2 Reactor described in the Facilities Plan;

"Planned Shutdown" means a scheduled shutdown of the operation of the Dedicated Isotope Facilities by AECL of which notice has been given to Nordion in accordance with Section 25.2;

[-----]

"Prime Rate" means on any day the rate of interest that the Bank of Montreal has established as its reference rate of interest that it will charge on that day for loans in Canadian dollars to Canadian corporate customers and which it refers to as its prime rate;

"Production and Supply Standards" means the quantity and quality standards set out in Appendix A hereto;

"Professional, Regulatory Support and Technical Services" has the meaning set forth in Section 13.1;

"Project Progress Reports" has the meaning set forth in Section 3.3.7;

"Purchase Notice" has the meaning set forth in Section 22.3.2;

"Raw Materials" has the meaning set forth in Section 6.9;

"Recourse Event" means any of the following events:

[-----]

"Regulatory Authority" means any international, federal, provincial or municipal governmental or foreign regulatory agency, commission, body or authority of any kind whatsoever having jurisdiction with respect to the subject matter of this Agreement including, without limitation, the CNSC;

"Release" means any release by any means, including, without limitation, spilling, leaking, pumping, pouring, emitting, blowing, emptying, discharging, dispersing, injecting, migrating, escaping, leaching, absorbing, saturating, precipitating, disposing, dumping, depositing, contaminating, polluting, spraying, burying, abandoning, incinerating, seeping or placing;

"Relevant Period" means the longer of (i) the duration of the Material Event of Disruption and (ii) such period as is reasonably required by Nordion's third party suppliers to supply Isotopes to Nordion.

"Response" has the meaning set forth in Section 21.2;

"Revenue Forecast" has the meaning set forth in Section 8.1;

"Sale Terms" has the meaning set forth in Section 22.2.1;

"Sales Taxes" has the meaning set forth in Section 25.1.2 and "Sales Tax" means any such tax as the context requires;

"Secretary" means the person appointed by the Chairperson of the Committee as such pursuant to Appendix L;

"Service Irradiations" means the irradiation of sealed capsules provided by Nordion to AECL as more particularly described in Article 12 and Appendix H;

"Services" means, collectively, the Service Irradiations, the Professional, Regulatory Support and Technical Services, Intersite Transport Services and the Waste Management Services;

"Short or Late Shipments" means failure on the part of AECL to deliver the quantities of Isotopes or to meet the schedule for delivery of Big Four Isotopes to Nordion as agreed to by the Parties in the Weekly Supply Requirements Report;

"Specific Customer Requirements" [-----]

"Spot Orders" means quantities of Big Four Isotopes requested by Nordion over and above the Weekly Supply Requirements;

"Start-up Operating Costs" means operating costs associated with the start up, commissioning, launch, remediation and settling in requirements of new property, plant and equipment rather than with ongoing operational requirements associated therewith, including costs incurred before the commencement of their operation or during the initial phase after the commencement of their operation, and which are Direct Staff Costs or Third Party Costs;

"Supply Period" means the period commencing on the Long-Term Supply Commencement Date to and including the fortieth anniversary of such date;

"Term" means the period commencing on the Effective Date and ending on the earlier of: (a) the date that Nordion terminates this Agreement pursuant to Section 3.5; (b) the date that a Recourse Event occurs; or (c) the fortieth anniversary of the Long-Term Supply Commencement Date;

"Third Party Costs" means (i) direct service and material costs of a general contractor or sub-contractors; (ii) cost of other direct supplies and services. For greater certainty, there shall be no mark-up or fees on any of these costs nor any overhead allocations;

"Transfer" means any sale, transfer, lease or other disposition;

"Transferred Assets" means, collectively, the Beneficial Facilities Ownership Interest and the Inventory;

"Transferred Business" has the meaning set forth in Section 22.2.1;

"Unplanned Shutdown" means a shutdown of the Dedicated Isotope Facilities that is required in order to ensure the health and/or safety of AECL staff, the public, the protection of the Environment, compliance with Applicable Law, or arises as a result of the failure of equipment, material or systems or is necessary for the safe protection of the Dedicated Isotope Facilities;

"Verification Period" has the meaning set forth in Section 3.7.2;

"Waste Management Area G" means an area at CRL designated for the storage of spent reactor fuel and calcined wastes in concrete canisters;

"Waste Management Services" has the meaning set forth in Section 10.1;

"Weekly Supply Requirements" means the agreed amounts of Big Four Isotopes to be supplied by AECL to Nordion during a week, as set forth in the Weekly Supply Requirements Reports; and

"Weekly Supply Requirements Report" has the meaning set forth in Section 8.2(a).

1.2 Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof" "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Appendices are to Articles, Sections and Appendices of this Agreement, respectively.

1.3 Extended Meaning

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, sole proprietorships, partnerships, associations, trusts, joint ventures, unincorporated organizations, corporations or natural persons in their capacities as trustees, executors, administrators or other legal representatives.

1.4 Currency

Unless otherwise expressly provided, in this Agreement all dollar amounts shall refer to Canadian dollars.

1.5 Appendices

1.5.1 The following are the appendices attached hereto, incorporated by reference by the sections indicated and deemed to be a part hereof:

Appendix A - Production and Supply Standards (ss 1.1 (various) 3.1.2, 3.3.3(a), 6.9, 6.10, 7.1.1, 7.12, 7.14)

Appendix B - Waste Transfer (ss. 10.1, 10.2, 10.2.1)

Appendix C - Facilities Plan (ss 1.1 (various) 3.1.1)

Appendix D - Rules of Procedure for Arbitration (ss. 1.1 (various), 21.6)

Appendix E - Nordion Competitors (s. 4.4)

Appendix F - Entities (s.22.1.3)

Appendix G - Intentionally Deleted

Appendix H - Service Irradiations Prices (ss. 1.1, 12.1)

Appendix I - Scope of Work Related to the LEU Conversion Report (s. 15.1.2.(a))

Appendix J - Intersite Transportation Services and Prices (ss. 7.13, 11.1, 11.5)

Appendix K Nordion Covenants (s.3.3.8)

Appendix L - Committee Procedures (s. 14.3)

Appendix M - Project Progress Reports (s. 3.3.7)

Appendix N - Operations Reports (s. 4.6)

Appendix O - Professional Services, Regulatory Support and Technical Services (s. 13.1)

Appendix P - Full Cycle of Waste Management Operation (ss.1.1, 3.3)

Appendix Q - Inventory (s. 2.1.3)

Appendix R - Examples of Sharing Legislative Event Costs (Article 23)

Appendix S - Form of Inventory Note (s. 2.2.1)

1.5.2 In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any Appendix, the provisions of this Agreement shall prevail.

PART II

ARTICLE 2

TRANSFER OF INTERESTS

2.1 Action on Closing

Subject to the provisions of this Agreement, at the Closing Time:

2.1.1 Transfer of Beneficial Facilities Ownership Interest

Nordion shall sell and transfer all of its right, title and beneficial interest in and to the Dedicated Isotope Facilities (the "Beneficial Facilities Ownership Interest") to AECL and AECL shall purchase the Beneficial Facilities Ownership Interest in consideration of the Parties entering into this Agreement and the Closing Documents and the payment to or to the order of Nordion of twenty-five million dollars ($25,000,000) (the "AECL Closing Payment") in accordance with the provisions of Section 2.1.2.

2.1.2 Payment of the AECL Closing Payment

AECL shall pay the AECL Closing Payment to or to the order of Nordion, by wire transfer in immediately available Canadian funds to the bank account described in such written direction.

2.1.3 Inventory Purchase

Nordion shall sell, transfer and quit claim all of its right, title and interest in and to all inventory as more particularly set forth in Appendix Q (the "Inventory") to AECL and AECL shall purchase the Inventory in consideration of the payment to Nordion, of fifty-three million, two hundred and seventy-seven thousand, six hundred and ninety-nine dollars ($53,277,699) (the "AECL Inventory Payment"), being Nordion's cost of the Inventory, in accordance with the provisions of Section 2.2.

2.1.4 Nordion Closing Payment

Nordion shall pay to AECL on account of Isotope and other charges the amount of two million three hundred and seventeen thousand dollars ($2,317,000) [-----]

2.1.5 Assumed Liabilities

[-----]

2.1.6 Closing Documents

The Parties shall execute and deliver:

(a) a bill of sale with respect to the sale of the Inventory to AECL, in a form mutually acceptable to the Parties, dated as of the date hereof between the Parties;

(b) an assignment and assumption agreement with respect to the Inventory Purchase Agreement, in a form mutually acceptable to the Parties, dated as of the date hereof between the Parties;

(c) a Beneficial Facilities Ownership Interest conveyance agreement, in a form mutually acceptable to the Parties, dated as of the date hereof between the Parties;

(d) the Second Amended and Restated Restrictive Covenant Agreement dated as of the date hereof between the Parties;

(e) a letter agreement, dated the date hereof, between the Parties with respect to pre-existing claims;

(f) a letter from Nordion to AECL, confirming the amount of Pre-operating Staff Costs incurred by Nordion;

(g) Carbon-14 letter of agreement, dated the date hereof, between the Parties;

(h) an undertaking by MDS Inc., dated as of the date hereof, granting to AECL a right of first offer and a right of first refusal on the sale of the voting securities of Nordion, in certain circumstances;

(i) Termination of Licence Agreement;

(j) a letter agreement, dated the date hereof between the Parties relating to the purchase of Inventory; and

(k) such other documents as may be necessary or desirable to complete the transactions contemplated by this Agreement.

2.2 Payment of the AECL Inventory Payment

2.2.1 AECL Inventory Payment

AECL shall pay the AECL Inventory Payment to Nordion, in forty-eight (48) equal monthly instalments of one million one hundred and nine thousand nine hundred and fifty-two dollars ($1,109,952), commencing on October 31, 2008 [-----]

[-----]

[-----]

2.3 No Representations

AECL specifically acknowledges and agrees that, except as expressly set forth herein or in any Closing Document, Nordion is transferring the Transferred Assets to AECL on an "as is, where is basis"; and except for the representations and warranties of Nordion expressly set forth herein, or in any Closing Document, neither Nordion nor any other person is making, and AECL is not relying on, any representations, warranties or conditions of any kind whatsoever, whether oral or written, direct or collateral, express or implied, statutory or otherwise, as to any matter concerning any of the Transferred Assets or the transactions contemplated by this Agreement, including without limitation any representations, warranties or conditions relating to the quality, nature, title, merchantability, fitness for purpose, use, operation, value, marketability, adequacy or physical condition of any of the Transferred Assets or any aspect or portion thereof.

2.4 Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler Hoskin & Harcourt LLP, 63rd floor, First Canadian Place, Toronto, Ontario at 3:00 p.m. (Toronto time) or at such other place and at such other time as may be agreed to by the Parties.

2.5 Representations and Warranties

2.5.1 Representations and Warranties By AECL

AECL represents and warrants throughout the Term and acknowledges that Nordion is relying thereon, as follows:

(a) Organization. AECL is a corporation duly organized and validly existing under the laws of Canada.

(b) Authorization. AECL has full corporate power and authority to execute and deliver the Agreement and the Closing Documents to which AECL is a Party, to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby. The execution, delivery and performance by AECL of the Agreement and the Closing Documents to which AECL is a Party have been duly authorized.

(c) Enforceability. Each of the Agreement and the Closing Documents to which AECL is a Party, constitutes a valid and binding obligation of AECL, enforceable against AECL in accordance with its terms subject to the following qualifications:

(i) specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where (except as otherwise provided in this Agreement) damages are considered an adequate remedy; and

(ii) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors' rights.

(d) No Breach of and Compliance with Applicable Laws. The execution, delivery and performance of the Agreement and the Closing Documents to which AECL is a Party by AECL shall not violate any Applicable Law and shall not breach any agreement, license, covenant, duty, court order, judgment, or decree to which AECL is a Party or by which it is bound. AECL shall perform its obligations under the Agreement in a manner that complies with all Applicable Laws.

(e) Conflicting Agreements. AECL is free of any contractual obligation that would prevent it from entering into the Agreement or any Closing Document to which AECL is a Party or prevent or hinder it in any way from fulfilling its obligations under the Agreement.

(f) GST Number. AECL is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and has been assigned GST/HST Number [-----]. If AECL's GST/HST Number changes at any time, AECL shall forthwith notify Nordion of its new GST/HST Number.

2.5.2 Representations and Warranties by Nordion

Nordion represents and warrants throughout the Term and acknowledges that AECL is relying thereon, as follows:

(a) Organization. MDS Nordion is a division of MDS (Canada) Inc., which is a corporation duly organized and validly existing under the laws of Canada.

(b) Authorization. Nordion has full corporate power and authority to execute and deliver the Agreement and the Closing Documents to which Nordion is a Party, to perform its obligations hereunder and thereunder and carry out the transactions contemplated hereby. The execution, delivery and performance by Nordion of the Agreement and the Closing Documents to which Nordion is a Party have been and shall be duly and validly authorized.

(c) Enforceability. Each of the Agreement and the Closing Documents to which Nordion is a Party constitutes a valid and binding obligation of Nordion, enforceable against Nordion in accordance with its terms subject to the following qualifications:

(i) specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available (except as otherwise provided in this Agreement) where damages are considered an adequate remedy; and

(ii) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors' rights.

(d) No Breach of and Compliance with Applicable Laws. The execution, delivery and performance of the Agreement and the Closing Documents to which Nordion is a Party by Nordion shall not violate any Applicable Law and shall not breach any agreement, license, covenant, duty, court order, judgment, or decree to which Nordion is a Party or by which it is bound. Nordion shall perform its obligations under the Agreement in a manner that complies with all Applicable Laws.

(e) Conflicting Agreements. Nordion is free of any contractual obligation that would prevent it from entering into the Agreement or any Closing Document to which Nordion is a Party or prevent or hinder it in any way from fulfilling its obligations under the Agreement.

(f) GST Number. Nordion is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) and has been assigned GST/HST Number [-----]. If Nordion's GST/HST Number changes at any time, Nordion shall forthwith notify AECL of its new GST/HST Number.

2.5.3 Survival

(a) The representations and warranties made by the Parties in Sections 2.5.1 and 2.5.2 of this Agreement shall continue throughout the Term.

(b) No investigations made by or on behalf of either Party at any time shall waive, diminish the scope of or otherwise affect any representation or warranty made by the Parties in the Agreement.

PART III

ARTICLE 3

DEDICATED ISOTOPE FACILITIES

3.1 Facilities Development, Testing and Process Development

3.1.1 AECL shall complete the development, design, construction, testing of, and shall achieve In-service Operation of the Dedicated Isotope Facilities in accordance with the Facilities Plan.

3.1.2 The Dedicated Isotope Facilities shall be capable of routinely and reliably producing Big Four Isotopes in accordance with the Production and Supply Standards.

3.1.3 AECL shall develop the technical processes and procedures required for the commercial production of Big Four Isotopes.

3.2 Access to the Dedicated Isotope Facilities

On reasonable notice by Nordion, AECL shall, subject to AECL's site access and security requirements, give or cause to be given to the representatives, employees, contractors, agents and customers of Nordion access to CRL from time to time during normal business hours to view the NRU Facilities, the Dedicated Isotope Facilities and the commercial Isotope production operations of AECL for marketing or customer relations purposes.

3.3 Performance Criteria and Deadlines for Maple 1 Reactor, Maple 2 Reactor and the New Processing Facility

3.3.1 AECL shall provide Nordion with at least ninety (90) days' prior Notice of the date on which the Maple 1 Reactor, the Maple 2 Reactor and the New Processing Facility, as the case may be, will be ready for the Acceptance Tests relating thereto and the proposed date for the commencement of such Acceptance Tests.

3.3.2 AECL shall, on or prior to October 31, 2008, provide Nordion with an Officer's Certificate of AECL certifying that, with respect to the Maple 1 Reactor and the New Processing Facility, AECL:

(a) has received CNSC acceptance of the Maple 1 Reactor and the New Processing Facility for In-Service Operation;

(b) has received CNSC acceptance of the commissioning completion assurance documents, with respect to the Maple 1 Reactor and the New Processing Facility, subject to the closure of any residual issues of a non-material nature that may be identified for completion;

(c) has completed the Phase 1 Acceptance Tests;

[-----]

3.3.5 AECL shall, on or prior to October 31, 2009, provide Nordion with an Officer's Certificate of AECL certifying that, with respect to the Maple 2 Reactor, AECL:

(a) has received CNSC acceptance of the Maple 2 Reactor for In-Service Operation;

(b) has received CNSC acceptance of the commissioning completion assurance documents, subject to the resolution of any residual issues of a non-material nature that may be identified for completion;

(c) has completed the Phase 2 Acceptance Tests;

[-----]

3.3.7 During the Interim Period, AECL shall provide to Nordion monthly Dedicated Isotope Facilities project progress reports in such form and content as set out in Appendix M (the "Project Progress Report") so as to enable Nordion to be informed as to the progress related to meeting the criteria set out in this Section 3.3. Each Party shall promptly disclose to the other Party in writing any fact or circumstance occurring that significantly affects or would reasonably be expected to have a significant effect on the completion of the Dedicated Isotope Facilities. On reasonable notice AECL shall provide reasonable access to the representatives, employees, contractors, agents and customers of Nordion, to the Dedicated Isotope Facilities for such purposes.

[-----]

3.5 Failure to meet October 31, 2008 Performance Criteria

Subject to Sections [-----] and [-----], if the performance criteria referred to in Section 3.3.2 are not met by October 31, 2008, then Nordion may at its option (i) immediately terminate the provisions of this Agreement applicable to the Supply Period by Notice to AECL, without prejudice to the rights of the Parties accrued to the date of termination and (ii) continue to purchase Isotopes from AECL on the terms set forth in Article 6 and from third party sources, until such time as it has established a satisfactory alternative supply of Isotopes. Notwithstanding such partial termination of this Agreement, the provisions of this Agreement applicable to the supply of Interim Period Isotopes during the Interim Period, the provisions with respect to the AECL Inventory Payment and Article 19 shall survive such partial termination of this Agreement and remain in full force and effect. If and when Nordion has established a satisfactory alternative supply of Isotopes, it shall give not less than six (6) months' Notice to AECL terminating the balance of this Agreement, without prejudice to the rights of the Parties accrued to the date of termination; provided that the provisions of this Agreement applicable to the AECL Inventory Payment and Article 19 shall survive such termination and remain in full force and effect.

3.6 Appointment of Nordion Expert

3.6.1 Nordion shall be entitled to appoint an expert (the "Nordion Expert") with the prior written consent of AECL, such consent not to be unreasonably withheld or delayed, to monitor the Acceptance Tests for the purpose of subsequently verifying the documentary evidence relating thereto pursuant to Section 3.7.2. Nordion shall have the right to send up to two representatives to attend with the Nordion Expert as observers during the monitoring process. Subject to Section 3.7.5, Nordion shall be responsible for the fees and expenses of the Nordion Expert.

3.6.2 AECL shall provide all reasonable assistance and access to the Dedicated Isotope Facilities and, as soon as practicable, prior to the conduct of the Acceptance Tests, copies of all documentation necessary to enable, or to facilitate the ability of, the Nordion Expert to monitor the Acceptance Tests.

3.7 Evidence Relating to Performance Criteria

3.7.1 Each Officer's Certificate of AECL provided pursuant to Section 3.3 shall have attached thereto documentary evidence relating to each of the matters certified in such Officer's Certificate of AECL.

[-----]

3.7.2 Upon Notice by Nordion to AECL given within ten (10) Business Days of Nordion's receipt of an Officer's Certificate of AECL pursuant to Section 3.3, AECL shall assist with the verification of any documentary evidence relating to the performance of the Maple 1 Reactor, the New Processing Facility or the Maple 2 Reactor, as the case may be, by the Nordion Expert. Any such verification shall be conducted within the twenty-five (25) Business Days (the "Verification Period") immediately following Nordion's receipt of the Officer's Certificate of AECL.

3.7.3 AECL shall provide all reasonable assistance as may be requested by the Nordion Expert in verifying the documentary evidence provided to Nordion by AECL.

3.7.4 The Nordion Expert shall provide a written report to the Parties either agreeing that the Nordion Expert supports the Officer's Certificate of AECL or that the Nordion Expert does not support the Officer's Certificate of AECL by no later than the end of the Verification Period and, if the Nordion Expert does not support the Officer's Certificate of AECL indicating to what extent, if any, the Nordion Expert believes that the documentary evidence provided to Nordion by AECL does not support the certification by the Officer's Certificate of AECL to which the documentary evidence relates.

3.7.5 Nordion shall, by Notice to AECL within five (5) Business Days following its receipt of the Nordion Expert's report, advise AECL whether it accepts or disputes the Officer's Certificate of AECL which is the subject of the Independent Expert's review. In the event that Nordion disputes such Officer's Certificate of AECL and the Parties are unable to resolve such dispute within the ensuing ten (10) Business Days, the matters in dispute, and the expenses relating to the services of the Nordion Expert, shall be determined by arbitration pursuant to Section 3.7.6.

3.7.6 Arbitration Process

(a) On or before October 31, 2007 the Parties shall meet and select three (3) independent experts who would be qualified by education and experience to arbitrate a Dispute under Section 3.7.5 and shall rank them in descending order of preference. If the Parties cannot agree on the selection of such three (3) individuals or their ranking, each Party will appoint one independent, arm's length individual who is an expert in the area of the Dispute, which individuals will, within ten (10) days after their appointment, meet and select and rank three (3) individuals, in order of preference, to act as the Independent Expert. This selection and ranking will be made from a list of ten (10) potential candidates, five (5) selected by each Party.

(b) If a Dispute remains unresolved under Section 3.7.5, either Party may by notice to the other Party require that the Dispute be settled by arbitration pursuant to this Section 3.7.6 by an Independent Expert chosen based on the ranking set forth in Section 3.7.6(a) and such individual's availability to hear the Dispute.

(c) Within thirty (30) Business Days after the Independent Expert accepts his appointment to arbitrate the Dispute, the Parties shall submit to the Independent Expert all documentation that they consider relevant to resolution of the Dispute. Within such thirty (30) Business Day period, each party shall have two (2) days to present their case to the Independent Expert and for cross-examinations of any testimony to take place or such longer period as the Independent Expert may permit.

(d) The Independent Expert shall make his decision in writing within fifteen (15) days after such thirty (30) Business Day period and his decision shall be final and binding on the Parties.

(e) Except to the extent expressly set forth herein, the provisions of the Arbitration Rules shall apply to the arbitration under this Section 3.7.6, except that there shall be no appeal to a court on a question of law regardless of the cost, liability or expense incurred by a Party as a result of the Independent Expert's decision.

3.8 Nordion Covenants

3.8.1. Nordion will perform its responsibilities under the Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Rights of AECL or any third party.

3.8.2. Nordion will use commercially reasonable efforts to have Nordion's Ottawa Facility ready to accept the supply of Isotopes from the Maple 1 Reactor which will be produced by AECL provided that AECL advises Nordion as soon as reasonably practical, but not less than 120 days in advance, of its intention to commence such supply. If such facility is not so ready, then, pursuant to Sections 3.3.8 and 3.4, Nordion may by notice to AECL given on or before October 31, 2008, change any of the following dates referred to in this Article 3, namely, October 31, 2008, October 31, 2009 and October 31, 2010, however the period of time between the said dates shall remain unchanged. The performance of each Party's covenants under this Article 3 shall be delayed, until the applicable new date chosen by Nordion.

3.9 AECL's Covenants

[-----]

3.9.2 AECL will perform its obligations under the Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Rights of Nordion or any third party.

ARTICLE 4

USE AND OPERATION OF FACILITIES

4.1 Safety and Prudent Practices

4.1.1. Notwithstanding any other provision of this Agreement, AECL shall have complete discretion in the operation of the Dedicated Isotope Facilities and the NRU Facilities in relation to operating safety matters including, without limitation, the decisions and determinations relating to Planned Shutdowns, Unplanned Shutdowns or Permanent Shutdowns to the extent that the foregoing pertain to or affect operating safety.

4.1.2. All decisions made by AECL pursuant to Section 4.1.1 shall, to the extent practicable, be made by choosing the alternative which best recognizes that the production of Isotopes for Nordion constitutes a commercial business in which Nordion seeks to supply its customers on a continuous and competitive basis.

4.2 Regulatory Approval of AECL

AECL shall diligently seek to obtain and maintain in AECL's name all Permits required under Applicable Law for the fulfilment of its obligations hereunder including, without limitation, all Permits required for the operation of the Dedicated Isotope Facilities and the NRU Facilities, the supply of Isotopes and the provision of all Services in compliance with Applicable Law. AECL shall advise Nordion on a timely basis of any action or threatened action by any Regulatory Authority which has or may have a material or adverse effect on the design, construction or operation of the Dedicated Isotope Facilities, the NRU Facilities, the supply of Isotopes or AECL's performance of any of the Services.

4.3 Regulatory Approval of Nordion

Nordion shall diligently seek to obtain and maintain in Nordion's name all Permits required under Applicable Law for the fulfilment of its obligations hereunder including, without limitation, all licenses required to receive Isotopes and shipping containers. Nordion shall advise AECL on a timely basis of any action or threatened action by any Regulatory Authority which has or may have a material or adverse effect on Nordion's performance of any of its obligations under this Agreement.

4.4 Subcontracting

AECL shall be solely responsible for any third party subcontractors provided that AECL does not subcontract any of its obligations under this Agreement to any competitor of Nordion in the Isotope business. Nordion shall provide a list of its competitors to AECL as set forth in Appendix E, which list may be updated by Nordion from time to time.

4.5 [-----]

4.6 Operations Reports

During the Term, AECL shall provide to Nordion monthly operations reports consistent in form and content with the form set out in Appendix N. These reports shall document AECL's performance relative to the Revenue Forecast and the Weekly Supply Requirements. The reports will also document any significant production achievements and any actual or foreseen issues related to the supply of Isotopes to Nordion. These reports will also contain information regarding any significant or reportable regulatory issues associated with the supply of Isotopes to Nordion.

ARTICLE 5

PROJECT COSTS

5.1 Project Costs

AECL shall be solely responsible for all costs, liabilities and expenses, of any kind, incurred commencing November 1, 2005, to complete the development, design, construction, acceptance testing of and to achieve In-Service Operation of the Dedicated Isotope Facilities in accordance with the Facilities Plan, with the exception of the costs described in Section 8(e) of the Facilities Plan.

ARTICLE 6

INTERIM PERIOD SUPPLY OF ISOTOPES

6.1 [-----]Supply of Isotopes by AECL

During the Interim Period, subject to availability of the NRU Facilities to produce Interim Period Isotopes, AECL will produce and supply the Interim Period Isotopes exclusively to Nordion.

6.2 [-----]Supply of Iridium-192 by AECL During the Interim Period

During the Interim Period, AECL shall, subject to the operational limitations of the NRU Reactor, provide Iridium-192 to Nordion[-----] for use in bulk, medical and sources in accordance with the Product and Supply Standards until the Permanent Shutdown of the NRU Reactor[-----]

6.3 Purchase of Interim Period Isotopes by Nordion

During the Interim Period Nordion shall purchase exclusively from AECL all of the NRU Isotopes which are sold by Nordion subject to AECL's ability to meet Nordion's Isotope supply requirements and except for: (i) the quantities of the NRU Isotopes that Nordion is required to purchase from third parties [-----]

6.4 Costs of Interim Operation

AECL shall be solely responsible for all costs, liabilities and expenses, of any kind, relating to the production, supply and delivery of Isotopes by AECL hereunder, including without limitation maintaining and operating the Dedicated Isotope Facilities and the NRU Facilities during the Interim Period, except for the costs specifically provided for herein including, without, limitation Sections 6.5, 6.9, Article 15 and Article 23.

6.5 [-----]

6.6 Payment for Supply

6.6.1 During the Interim Period, Nordion shall pay to AECL:

(a) [-----]stated on all invoices of Nordion for the NRU Isotopes supplied by AECL [-----]

(b) [-----] percent ([-----]) until the first anniversary of the Effective Date and thereafter [-----]percent [-----]stated on all invoices of Nordion Iridium-192 [-----];

(c) [-----]percent ([-----]stated on all invoices of Nordion for Iridium-192 [-----]; and

(d) [-----]stated on all invoices of Nordion for Iridium-192 [-----]

delivered to Nordion's customers during the Interim Period, converted to Canadian dollars at the average Bank of Canada rates of exchange at twelve noon (Ottawa time) for any foreign currencies received during the month of the relevant sales. The payments for supply, made pursuant to this Section 6.6.1, are in respect of the Isotopes referred to in this Section [-----]

6.6.2 The aggregate amount payable to AECL shall be calculated with respect to shipments occurring in each calendar month and shall be paid to AECL not more than [-----] days following the end of each calendar month.

6.6.3 Nordion shall remit monthly statements showing, on a per-Isotope basis the quantity of each Isotope sold, the aggregate of the invoice amount to its customers in the invoice currency for each applicable Isotope, the exchange rates used to convert to Canadian currency, each deduction from the invoice amount [-----], and a calculation of the amount payable to AECL pursuant to Section 6.6.1.

6.6.4 AECL agrees to use all commercially reasonable efforts to repair and restore to routine operation its second multi capsule rod used in the irradiation of Iridium-192 target material on or before the first anniversary of the Effective Date.

6.6.5 Not later than 45 days following the end of each fiscal year of Nordion during the Term, Nordion shall deliver to AECL a Officer's Certificate of Nordion certifying that the aggregate of the invoice amount to the customers of Nordion and all entities under Nordion's Control contained in the monthly statements provided pursuant to Section 6.6.3 is correct in all material respects.

6.7 Nordion to Minimize Decay Losses

In order to maximize AECL's revenues, Nordion shall use commercially reasonable efforts to minimize decay losses to Interim Period Isotopes to which the revenue share applies hereunder to the extent within Nordion's control and which occur prior to the invoicing of Nordion customers.

6.8 Arm's Length Pricing

In respect of AECL Isotopes used by Nordion or by its Affiliates for their own consumption, the [-----]Amount shall be determined using the average of the then current price that is being paid by major contract customers of Nordion or its Affiliates for comparable purchases of the same Isotopes. In the event no suitable market price comparison is available, Nordion's then current price list for Isotopes shall be used.

6.9 Input

AECL shall be responsible for acquiring all inputs, fuel, heavy water, chemicals, targets, inventory and other raw materials (collectively, the "Raw Materials") required to supply the Isotopes and perform the Services in accordance with the Production and Supply Standards except for Iridium-192 capsules required to produce Iridium-192, Tellurium Dioxide capsules required to produce Iodine-131, and all waste cans for Category I waste, which will be supplied by Nordion to AECL without charge.

6.10 Disputes Regarding Production and Supply Standards During Interim Period

6.10.1 Any Dispute between the Parties as to whether the Production and Supply Standards have been met in any given situation during the Interim Period shall be submitted to the Committee. If the Committee is unable to agree within 30 days of such submission as to whether the Production and Supply Standards have or have not been met in the particular situation, the issue will be submitted to an Independent Expert for resolution pursuant to Section 6.10.2.

6.10.2 Arbitration Process

(a) On or before October 31, 2007, and on or before the 31st day of October of every third year thereafter, the Parties shall meet and select three (3) independent engineers who would be qualified by education and experience to arbitrate a Dispute under Section 6.10.1 and shall rank them in descending order of preference. If the Parties cannot agree on the selection of such three (3) individuals or their ranking, each Party will appoint one independent, arm's length individual, who is an expert in the area of the Dispute, which individuals will, within ten (10) days after their appointment, meet and select and rank three (3) individuals, in order of preference, to act as the Independent Expert. This selection and ranking will be made from a list of ten (10) potential candidates, five (5) selected by each Party.

(b) If a Dispute arises under Section 6.10.1, either Party may by notice to the other Party require that the Dispute be settled by arbitration pursuant to this Section 6.10.2 by an Independent Expert chosen based on the ranking set forth in Section 6.10.2(a) and such individual's availability to hear the Dispute.

(c) Within thirty (30) Business Days after the Independent Expert accepts his appointment to arbitrate the Dispute, the Parties shall submit to the Independent Expert all documentation that they consider relevant to resolution of the Dispute. Within such thirty (30) Business Day period, each party shall have two (2) days to present their case to the Independent Expert and for cross-examinations of any testimony to take place or such longer period as the Independent Expert may permit.

(d) The Independent Expert shall make his decision in writing within fifteen (15) days after such thirty (30) Business Day period and his decision shall be final and binding on the Parties.

(e) Except to the extent expressly set forth herein, the provisions of the Arbitration Rules shall apply to the arbitration under this Section 6.10.2, except that there shall be no appeal to a court on a question of law, regardless of the cost, liability or expense incurred by a Party as a result of the Independent Expert's decision.

6.11 Interim Production from NRU Facilities

AECL will use reasonable commercial efforts to maintain Interim Period Isotope production from the NRU Facilities throughout the Interim Period, and will diligently seek to obtain and maintain such permits and approvals as are required for such Interim Period Isotope production. AECL is not aware of any material reason which would prevent the NRU Facilities from continuing to produce Interim Period Isotopes throughout the Interim Period, but in that regard the Parties recognize that ongoing production from the NRU Facilities is subject to approvals from licensing and regulatory bodies and that the NRU Facilities are aging facilities.

6.12 NRU Planned and Unplanned Shutdowns

6.12.1 If AECL intends to have an NRU Planned Shutdown, it shall give not less than thirty (30) days Notice to Nordion of the date when such NRU Planned Shutdown will occur and the planned duration of the NRU Planned Shutdown. AECL will use all commercially reasonable efforts and will work co-operatively with Nordion to minimize the effect of the NRU Planned Shutdown on the supply of Interim Period Isotopes to Nordion.

6.12.2 Each Party shall promptly disclose to the other Party in writing any fact or circumstance occurring during the Interim Period that results, or is likely to result, in any disruption in supply or significantly affects or would reasonably be expected to have a significant effect on the supply of the Interim Period Isotopes or the Services as contemplated by this Agreement.

6.12.3 If an NRU Unplanned Shutdown occurs, AECL will promptly notify Nordion of the NRU Unplanned Shutdown and the probable duration of the NRU Unplanned Shutdown. Both Parties shall co-operate to minimize the impact of such NRU Unplanned Shutdown, recognizing that it is in the best interests of both Parties that the production and supply of Interim Period Isotopes be continued at the earliest possible opportunity.

6.12.4 AECL will notify Nordion of an intended NRU Permanent Shutdown as soon as reasonably practical in advance of such intended NRU Permanent Shutdown. Both Parties shall co-operate to minimize the impact of such NRU Permanent Shutdown.

6.13 Release with Respect to the NRU Facilities

Notwithstanding Section 6.11, in consideration of the execution of this Agreement, Nordion on behalf of itself and all its Affiliates hereby releases and forever discharges AECL, its directors, officers, employees and agents from any and all actions, causes of action, liabilities, claims and demands whatsoever which Nordion or any Affiliates ever had, now has or may hereafter have by reason of any failure of the NRU Reactor to produce Isotopes for Nordion, including, without limitation, any failure to produce Isotopes for Nordion by reason of an NRU Unplanned Shutdown or NRU Permanent Shutdown. Nordion on behalf of itself and all its Affiliates agrees that Nordion and its Affiliates will not make any claim or take any proceedings against any individual, partnership, association, trust, unincorporated organization or corporation with respect to any matter which may have arisen between AECL and the other persons hereinabove released or which could arise against AECL or the other persons hereinabove released or in which a claim could arise against AECL or such other persons for contribution or indemnity or other relief over and in relation to any or all dealings between Nordion and its Affiliates, AECL and the other persons hereinabove released with respect to the failure of the NRU Reactor to produce Isotopes. Nordion holds harmless and indemnifies AECL and the persons above released in respect of any liabilities arising from claims made by customers of Nordion relating to product liability and to any covenants given by Nordion to its customers relating to the supply of Isotopes from the NRU Facilities.

PART IV

ARTICLE 7

LONG-TERM ISOTOPE SUPPLY

7.1 [-----] Supply of the Big Four Isotopes by AECL During the Supply Period

7.1.1 During the Supply Period, AECL shall provide [-----] to Nordion in accordance with the Production and Supply Standards the Big Four Isotopes, utilizing the Dedicated Isotope Facilities.

7.2 [-----]Supply of Iridium-192 by AECL During the Supply Period

During the Supply Period, AECL shall, subject to the operational limitations of the NRU Reactor, provide Iridium-192 to Nordion, [-----]for use in bulk, medical and sources in accordance with the Product and Supply Standards until the Permanent Shutdown of the NRU Facilities. [-----]

7.3 Purchase of Supply Period Isotopes by Nordion

[-----]

[-----] [-----]

[-----]

7.7 Costs of Operation During Supply Period

AECL shall be solely responsible for all costs, liabilities and expenses, of any kind, relating to the production and supply of Isotopes by AECL hereunder, including without limitation maintaining and operating the Dedicated Isotope Facilities and the NRU Facilities during the Supply Period, except for the costs specifically provided for herein including without limitation Sections 7.10, 7.12, Article 15 and Article 23.

7.8 Payment for Supply

7.8.1. During the Supply Period, Nordion shall pay to AECL:

(a) [-----]stated on all invoices of Nordion for the Big Four Isotopes supplied by AECL and delivered to Nordion's customers;

(b) [-----]percent [-----]stated on all invoices of Nordion for Iridium-[-----] supplied by AECL and delivered to Nordion's customers;

(c) [-----] percent [-----]stated on all invoices of Nordion for Iridium-19[-----] supplied by AECL and delivered to Nordion's customers; and

(d) [-----] percent [-----] stated on all invoices of Nordion for Iridium-19[-----] supplied by AECL and delivered to Nordion's customers;

converted to Canadian dollars at the average Bank of Canada rates of exchange at twelve noon (Ottawa time) for any foreign currencies received during the month of the relevant sales.

7.8.2. The aggregate amount payable to AECL shall be calculated with respect to shipments occurring in each calendar month and shall be paid to AECL not more than forty-five (45) days following the end of each calendar month.

7.8.3. Nordion shall remit monthly statements showing, on a per Isotope basis, the quantity of each Isotope sold, the aggregate of the invoice amount to its customers in the invoice currency for each applicable Isotope, the exchange rates used to convert to Canadian currency, and each deduction from the invoice amount [-----]

7.8.4 Not later than 45 days following the end of each fiscal year of Nordion during the Term, Nordion shall deliver to AECL a Officer's Certificate of Nordion certifying that the aggregate of the invoice amount to the customers of Nordion and all entities under Nordion's Control contained in the monthly statements provided pursuant to Section 7.8.3., is correct in all material respects.

7.9 Nordion to Minimize Decay Losses

In order to maximize AECL's revenues, Nordion shall use commercially reasonable efforts to minimize decay losses to Big Four Isotopes to which the revenue share applies hereunder to the extent within Nordion's control and which occur prior to the invoicing of Nordion customers.

7.10 [-----]

7.11 Arm's Length Pricing

In respect of AECL Isotopes used by Nordion or by its Affiliates for their own consumption, the Net Invoice Amount shall be determined using the average of the then current price that is being paid by major contract customers of Nordion or its Affiliates for comparable purchases of the same Isotopes. In the event no suitable market price comparison is available, Nordion's then current price list for Isotopes shall be used.

7.12 Input

AECL shall be responsible for acquiring all Raw Materials required to supply the Isotopes and perform the Services in accordance with the Production and Supply Standards except for Iridium-192 capsules required to produce Iridium-192, Tellurium Dioxide capsules required to produce Iodine-131 in the NRU Reactor and Xenon gas for the production of Iodine-125 in the Maple 1 Iodine-125 Production Facility, and all cans for Category I waste which will be supplied by Nordion to AECL at CRL at no charge to AECL.

7.13 Liability and Title

Subject to the provisions of Article 11 and Article 15, during the Supply Period, AECL shall hold and retain title and risk of loss and all liabilities relating to all materials processed in connection with the production of Isotopes including, without limitation, Highly Enriched Uranium, until Isotopes are loaded by AECL for delivery to Nordion and actually leave the CRL premises, from which point forward Nordion shall be responsible for all risk of loss and all liabilities relating to the Isotopes and Nordion shall pay for the cost of transportation from CRL [-----] to Nordion's Ottawa Facility at the fee set forth in Appendix J. During transportation from CRL to Nordion's Ottawa Facilities, AECL's responsibilities will be limited to those related to the transport of materials for which AECL can obtain insurance (physical loss of product while in transit to and from Nordion's Ottawa Facilities, bodily injury, clean-up costs and property damage).

7.14 Disputes Regarding Production and Supply Standards During Supply Period

7.14.1 Any Dispute between the Parties as to whether the Production and Supply Standards have been met in any given situation during the Supply Period shall be submitted to the Committee. If the Committee is unable to agree within thirty (30) days of such submission as to whether the Production and Supply Standards have or have not been met in the particular situation, the issue will be submitted to an Independent Expert for resolution pursuant to Section 7.14.2.

7.14.2 Arbitration Process

(a) On or before October 31, 2007, and on or before the 31st day of October of every third year thereafter, the Parties shall meet and select three (3) independent engineers who would be qualified by education and experience to arbitrate a Dispute under Section 7.14.1 and shall rank them in descending order of preference. If the Parties cannot agree on the selection of such three (3) individuals or their ranking, each Party will appoint one independent, arm's length individual, who is an expert in the area of the Dispute, which individuals will, within ten (10) days after their appointment, meet and select and rank three (3) individuals, in order of preference, to act as the Independent Expert. This selection and ranking will be made from a list of ten (10) potential candidates, five (5) selected by each Party.

(b) If a Dispute remains unresolved under Section 7.14.1, either Party may by notice to the other Party require that the Dispute be settled by arbitration pursuant to this Section 7.14.2 by an Independent Expert chosen based on the ranking set forth in Section 7.14.2(a) and such individual's availability to hear the Dispute.

(c) Within thirty (30) Business Days after the Independent Expert accepts his appointment to arbitrate the Dispute, the Parties shall submit to the Independent Expert all documentation that they consider relevant to resolution of the Dispute. Within such thirty (30) Business Day period, each party shall have two (2) days to present their case to the Independent Expert and for cross-examinations of any testimony to take place or such longer period as the Independent Expert may permit.

(d) The Independent Expert shall make his decision in writing within fifteen (15) days after such thirty (30) Business Day period and his decision shall be final and binding on the Parties.

(e) Except to the extent expressly set forth herein, the provisions of the Arbitration Rules shall apply to the arbitration under this Section 7.14.2, except that there shall be no appeal to a court on a question of law, regardless of the cost, liability or expense incurred by a Party as a result of the Independent Expert's decision.

7.15 Short or Late Shipments

7.15.1 In the event AECL is unable to meet Nordion's Weekly Supply Requirements causing a Short or Late Shipment, which is not caused by any action or inaction on the part of Nordion or its Affiliates or as a result of demand by Nordion exceeding the Maximum Production Quantities, AECL undertakes to promptly identify the cause of any such occurrence and to implement commercially reasonable solution(s) to avoid such occurrence in the future provided that this Section shall not apply to Spot Orders.

7.15.2 Short or Late Shipments will be minimized by the ongoing daily and weekly Isotope production planning meetings, reports and communications between Nordion and AECL, as more particularly described in Article 8.

7.16 Material Events of Disruption

7.16.1 In the event of a Material Event of Disruption, which is not attributable to Section 7.17 and is not caused by any action or inaction on the part of Nordion or its Affiliates:

(a) Nordion and AECL will meet to discuss the anticipated duration of the said Material Event of Disruption;

(b) AECL will promptly identify the cause of any such occurrence and implement commercially reasonable solution(s) to avoid such occurrence in the future. For avoidance of doubt, any disruption of Big Four Isotope supply by AECL to Nordion resulting from Force Majeure shall be dealt with in accordance with Section 23.1.1;

(c) Each Party shall promptly notify the other of any Material Event of Disruption or anticipated Material Event of Disruption and provide reasonable details in respect thereof. AECL shall provide to Nordion a report outlining the cause(s) for the Material Event of Disruption and the planned solution(s) to prevent a re-occurrence, within ten (10) days of being informed by Nordion that such a Material Event of Disruption has occurred;

(d) The Committee shall discuss all Material Events of Disruption at the monthly meetings. The Committee shall review the solution(s) proposed or implemented by AECL and the effectiveness of the solution(s). The Committee may recommend changes to the solution(s) proposed or implemented if deemed appropriate;

(e) Nordion may purchase or source Big Four Isotopes from third party suppliers [-----];

(f) [-----]

(g) [-----]

(h) [-----]

(i) [-----]

(j) [-----]

7.17 Planned and Unplanned Shutdowns

7.17.1 If AECL intends to have a Planned Shutdown which is anticipated to lead to a Material Event of Disruption, it shall give not less than thirty (30) days Notice to Nordion of the date when such Planned Shutdown will occur and the duration of the Planned Shutdown. AECL shall use all commercially reasonable efforts and shall work co-operatively with Nordion to minimize the effect of the Planned Shutdown on the supply of Isotopes to Nordion.

7.17.2 Each Party shall promptly disclose to the other Party in writing any fact or circumstance occurring during the Supply Period that results, or is likely to result, in any disruption in supply or significantly affects or would reasonably be expected to have a significant effect on the supply of the Isotopes or the Services as contemplated by this Agreement.

7.17.3 If an Unplanned Shutdown occurs, which leads to a Material Event of Disruption, AECL shall promptly notify Nordion of the Unplanned Shutdown and the probable duration of the Unplanned Shutdown. Both Parties shall co-operate to minimize the impact of such Unplanned Shutdown, and AECL shall use best efforts to activate any of its back-up facilities in order to minimize or avoid a disruption of the supply of Isotopes from AECL to Nordion, recognizing that it is in the best interests of both Parties that the production and supply of Isotopes be continued at the earliest possible opportunity.

7.17.4 Where a Planned Shutdown leads to a Material Event of Disruption:

(a) Nordion may purchase or source Big Four Isotopes from third party suppliers [-----];

(b) [-----]

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

7.17.5 Where a Planned Shutdown becomes an Unplanned Shutdown which leads to a Material Event of Disruption, AECL shall so advise Nordion and the said Planned Shutdown will be dealt with as an Unplanned Shutdown. [-----]

7.17.6 Where an Unplanned Shutdown leads to a Material Event of Disruption:

(a) The Parties agree to work together to develop and implement a plan to minimize the impact on each Party of any Unplanned Shutdown.

(b) Nordion may purchase or source Big Four Isotopes from third party suppliers [-----];

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

(g) [-----]

(h) [-----]

(i) [-----]

(j) [-----]

7.17.7 Notwithstanding 7.17.6, where an Unplanned Shutdown is caused by the negligence of AECL and leads to a Material Event of Disruption:

(a) The Parties agree to work together to develop and implement a plan to minimize the impact on each Party of any Unplanned Shutdown;

(b) Nordion may purchase or source Big Four Isotopes from third party suppliers [-----]

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

(g) [-----]

(h) [-----]

7.18 Back-Up Production Utilising NRU Facilities

AECL shall use all commercially reasonable efforts to keep the NRU Facilities and related facilities available on Hot Standby for back-up production of Big Four Isotopes exclusively for Nordion until AECL has provided to Nordion an Officer's Certificate of AECL with respect to the Maple 2 Reactor in accordance with Section 3.3.5. AECL will use reasonable commercial efforts to maintain the NRU Facilities as a back-up until [-----]. For the avoidance of doubt, any back-up production costs associated with the operation of the NRU Facilities as aforesaid shall be for the account of AECL.

7.19 AECL and Nordion Responsibilities

7.19.1 During the Supply Period, AECL shall use all commercially reasonable efforts to keep the Dedicated Isotope Facilities available and operating and supplying to Nordion, Big Four Isotopes as provided in this Agreement and in accordance with the Revenue Forecast for the duration of the Term.

7.19.2 [-----]

ARTICLE 8

ISOTOPE FORECAST PLANNING

8.1 Revenue Forecast

8.1.1 Nordion shall annually prepare forecasts of Nordion's revenues with respect to its annual Isotope sales projections for [-----] year period to be generated from the sale of all Isotopes that are subject to this Agreement (the "Revenue Forecast") [-----].

[-----]

8.2 Production Planning

During the Term, the Parties shall continue to perform production planning as follows:

(a) [-----]

(b) [-----]

(c) [-----]

(d) [-----]

8.3 Volumes and Delivery Schedules

The volumes and delivery schedules of Isotopes delivered to Nordion by AECL will be as set forth in the Revenue Forecast and the Weekly Supply Requirements. AECL shall, on a best efforts basis, deliver Isotopes to Nordion in accordance with the schedule, quantity and quality (the weekly production requirements) required by Nordion.

ARTICLE 9

NEW ISOTOPE PRODUCTS AND DEVELOPMENTS

9.1 Joint Cooperation

It is the intention of the Parties to jointly collaborate throughout the term of this Agreement to exploit together new reactor isotope products and developments.

9.2 [-----]

(a) [-----]

(b) [-----]

PART V

ARTICLE 10

WASTE MANAGEMENT SERVICES AND DECOMMISSIONING

10.1 Waste Management Services

Throughout the Term, AECL shall, in accordance with the Waste Transfer Appendix attached as Appendix B hereto, accept and Dispose of radioactive process waste directly derived from the Big Four Isotopes, Iridium-192 bulk, medical and sources and Service Irradiations and on a non-exclusive basis and as requested by Nordion, accept and Dispose of all process waste generated at Nordion's Ottawa Facilities (the "Waste Management Services").

10.2 Fees for Waste Management Services

10.2.1 [-----]

10.2.2 [-----]

10.2.3 [-----]

10.2.4 [-----]

10.2.5 [-----]

10.3 Risk of Loss

10.3.1 Title to, ownership and cost of waste management of waste generated at CRL shall at all times remain with AECL.

10.3.2 Title to and ownership of waste generated at Nordion's Ottawa Facilities shall rest with Nordion until accepted by AECL as set forth in Appendix B.

10.4 Payment for Waste Management Services

AECL shall invoice the waste charges referred to in Section 10.2 to Nordion on a monthly basis and Nordion shall remit payment to AECL for the Waste Management Services within thirty (30) days of the date of the related waste charges invoice.

10.5 Decommissioning Costs

AECL shall be solely responsible for all Decommissioning Costs and the liabilities associated with decommissioning the NRU Facilities and the Dedicated Isotope Facilities.

ARTICLE 11

TRANSPORTATION

11.1 Intersite Transport Services

During the Term, AECL shall transport all materials and waste related to the supply of Isotopes and the provision of Services in accordance with the provisions of Appendix J (the "Intersite Transport Services").

11.2 Shipping Containers

[-----]

11.3 Permits

Nordion shall be responsible for obtaining and maintaining all Permits required for the shipping containers.

11.4 Risk of Loss

From and after the Long-Term Supply Commencement Date, all Isotopes shall be shipped FOB from CRL, and Nordion assumes all risk for the Intersite Transport Services from CRL to Nordion's Ottawa Facilities. During the Interim Period, all Isotopes shall be shipped FOB to Nordion's Ottawa Facilities and AECL assumes all risk for the Intersite Transport Services from CRL to Nordion's Ottawa Facilities.

11.5 Fees for Intersite Transport Services

[-----]

ARTICLE 12

IRRADIATION SERVICES

12.1 Service Irradiations

Subject to the availability of the NRU Facilities, of materials, of staff, and operating schedules, AECL will, at Nordion's request, provide Nordion Service Irradiations utilizing the NRU Facilities [-----] on the basis of the Service Irradiations [-----] set out in Appendix H[-----].

ARTICLE 13

PROFESSIONAL, REGULATORY SUPPORT AND TECHNICAL SUPPORT

13.1 Professional, Regulatory Support and Technical Services

During the Term, subject to staff availability, AECL will, at Nordion's request, provide Nordion, with the professional, regulatory support and technical services set forth in Appendix O on a non-exclusive basis at [-----].

ARTICLE 14

COMMITTEE

14.1 Composition

Each of AECL and Nordion shall appoint representatives to a committee (the "Committee"). Either Party may change its Committee Members upon Notice to the other Party.

14.2 Duties

During the Term, the Committee shall, in addition to the other duties of the Committee expressly set forth in this Agreement, meet:

(a) monthly to discuss operational reports as set forth in Article 8 and operational issues such as technical and regulatory issues and outage plans and Planned Shutdowns that might affect reliable Isotope supply, and governmental and Regulatory Authority relationships;

(b) monthly to discuss Project Progress Reports;

(c) quarterly, for executive review[-----];

(d) to discuss Material Events of Disruption, to review proposed solution(s) relating thereto and AECL's planned solutions to prevent re-occurrences.

14.3 Procedures

The Committee's procedures are set out in Appendix L attached hereto, which procedures may be amended from time to time by the written agreement of the Parties.

14.4 Progress Reports

AECL agrees to report to the Committee not less frequently than monthly the progress and steps taken by AECL to meet the criteria and deadlines set forth in Sections 3.3.2, 3.3.3, 3.3.4 and 3.3.5. AECL and Nordion agree to continue with regularly-scheduled meetings with the Department of Natural Resources Canada and the CNSC, as appropriate.

PART VI

ARTICLE 15

LEU CONVERSION

15.1 LEU Conversion Report

15.1.1 The Parties shall collaborate in the development of a report (the "LEU Conversion Report") relating to the conversion of the Dedicated Isotope Facilities from the use of Highly Enriched Uranium to Low Enriched Uranium (the "LEU Conversion Programme").

15.1.2 [-----]:

(a) [-----]

(b) [-----]

15.1.3 [-----]

15.1.4 [-----]

15.1.5 [-----]

15.1.6 [-----]

15.2 [-----]

15.2.1 [-----]:

(a) [-----]

(b) [-----]

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

(g) [-----]

[-----]

15.2.2 [-----]

15.2.3 [-----]

15.2.4 [-----]

15.3 [-----]

15.3.1 [-----]

15.3.2 [-----]

15.3.3 [-----]

15.3.4 [-----]

15.4 [-----]

15.4.1 [-----]

PART VII

ARTICLE 16

AUDITS

16.1 Audit Rights for Financial Matters

16.1.1 AECL and Nordion and their respective representatives shall each be entitled to access on reasonable notice during business hours to the financial books and records maintained by Nordion or AECL, as the case may be, to the extent related to this Agreement for the purpose of auditing compliance with the Agreement.

16.1.2 Audit Rights

(a) Nordion or external auditors or representatives on its behalf, shall have the right, at Nordion's option, to examine and to obtain from AECL copies of extracts of applicable records and to access such personnel and systems to the extent necessary to audit the determination of AECL Legislative Event Costs, AECL Past Claimed Costs and related reports[-----] under Article 15, AECL's costs referred to in Sections [-----] and fees and other amounts charged to Nordion by AECL under this Agreement, but such right shall not be exercised more than once in each year of the Term. AECL shall promptly refund any overcharges identified as a result of such audit to Nordion. If any such audit reveals that Nordion has overpaid AECL by five percent (5%) or more with respect to the applicable cost or reimbursement during the period (as determined prior to the commencement of the audit) to which the audit relates, AECL shall reimburse Nordion for its costs and expenses incurred in connection with such audit.

(b) AECL or external auditors or representatives on its behalf, shall have the right, at AECL's option, to examine and to obtain from Nordion copies of extracts of applicable records and to access such personnel and systems to the extent necessary to audit the determination of Nordion Legislative Event Costs,[-----]and Nordion Past Claimed Costs and related reports, and fees and other amounts charged to AECL by Nordion under this Agreement, but such right shall not be exercised more than once in each year of the Term. Nordion shall promptly refund any overcharges identified as a result of such audit to AECL. If any such audit reveals that Nordion has underpaid AECL by five percent (5%) or more with respect to the applicable cost or reimbursement during the period (as determined prior to the commencement of the audit) to which the audit relates, Nordion shall reimburse AECL for its costs and expenses incurred in connection with such audit.

16.2 Document Retention

16.2.1 AECL and Nordion shall retain all such records and documents for a period of seven (7) years after the period to which they apply and shall be free to dispose of same after such seven (7) year period without notice to each other, except that each Party agrees to retain all existing documents in its possession or control and all records and documents prepared or obtained in connection with the 1996 IPFA until at least the Long-Term Supply Commencement Date, unless the Parties otherwise agree in writing.

16.2.2 For the purposes of this Section 16.2, records and documents to be retained include sound recordings, videotapes, films, photographs, charts, graphs, maps, plans, surveys, books of account, and include data and information in electronic form. For greater clarification, data in electronic form is data created, recorded, transmitted or stored in digital form or in other intangible form by electronic, magnetic or optical means or by any other means that has capabilities for creation, recording, transmission or storage similar to those means.

ARTICLE 17

INSURANCE

17.1 All Risk Insurance Coverage

Throughout the Term, AECL shall at its sole expense maintain all risk replacement cost insurance covering physical loss or damage including, nuclear risks, electrical or mechanical failure and decontamination costs, on terms and conditions which are mutually satisfactory to AECL and Nordion, all in respect of damage to the Dedicated Isotope Facilities or arising out of the operation of Dedicated Isotope Facilities. Coverage shall extend to Isotopes including the intersite transport within CRL and, during the Interim Period, the transport between CRL and Nordion's Ottawa Facilities of Isotopes, targets and radioactive waste. Nordion shall be named as an additional insured under such insurance in respect of its insurable interests. Coverage under such insurance shall be adjusted from time to time in a prudent manner to reflect changes in circumstances.

17.2 Comprehensive General Liability Insurance

17.2.1 Nordion shall effect and maintain comprehensive general liability insurance against claims for bodily injury (including death resulting therefrom), personal injury and property damage satisfactory to AECL including without limitation coverage of not less than seventy-five million dollars ($75,000,000) per occurrence and seventy-five million dollars ($75,000,000) in the aggregate per annum for product liability claims pertaining to the production or supply of Isotopes and the Services. Such policy of insurance shall name AECL as an additional insured and contain a waiver of subrogation in favour of AECL, a cross liability and severability of interests clause as between the Parties. Additionally, the policy of insurance shall contain a provision whereby it shall not be subject to cancellation in the absence of sixty (60) days prior Notice to AECL. The individual occurrence and aggregate product liability limits stipulated in this Section shall be in effect for the first three (3) years of the Term. Thereafter, for the balance of the Term, AECL and Nordion shall jointly assess whether such limit and aggregate products liability limit should be increased.

17.2.2 With respect to the operation of Dedicated Isotope Facilities and the NRU Facilities, AECL shall effect and maintain comprehensive general liability insurance against claims for bodily injury (including death resulting therefrom), personal injury and property damage satisfactory to Nordion including without limitation coverage of not less than fifty million dollars ($50,000,000) per occurrence and fifty million dollars ($50,000,000) in the aggregate per annum for product liability claims pertaining to the production or supply of Isotopes and the Services. Such policy of insurance shall name Nordion as an additional insured and contain a waiver of subrogation in favour of Nordion, a cross liability and severability of interests clause as between the Parties. Additionally, the policy of insurance shall contain a provision whereby it shall not be subject to cancellation in the absence of sixty (60) days prior Notice to Nordion. The individual occurrence and aggregate product liability limits stipulated in this Article shall be in effect for the first three (3) years of the Term. Thereafter, for the balance of the Term, AECL and Nordion shall jointly assess whether such limit and aggregate products liability limit should be increased.

17.2.3 If either Party fails to effect and maintain insurance as provided in Article 17.2, the other may at its discretion place such insurance at the sole cost and expense of the Party in breach of its obligation herein.

17.3 Additional Insurance Coverage

17.3.1 AECL shall at the request and expense of Nordion, and to the extent available, procure additional all risk (including nuclear risk) insurance relating to all or part of the Dedicated Isotope Facilities or, in addition thereto, procure all risk (including nuclear risk) insurance covering the NRU Facilities and/or the supply of Isotopes or the Services to Nordion hereunder.

17.3.2 AECL shall maintain nuclear third party liability insurance in accordance with the prevailing terms of the Nuclear Liability Act (Canada).

17.3.3 Except as provided in the Nuclear Liability Act (Canada), Nordion shall be a named insured under all such policies.

17.4 Evidence of Insurance Coverage

Each Party shall furnish the other Party annually with written evidence that insurance coverage, as required herein, has been effected in accordance with the terms of this Article 17. Written evidence of the continuation of coverage shall be made available within thirty (30) days of expiration. It is understood and agreed that the amount of insurance specified in this Article or the provision of insurance hereunder shall in no way limit or restrict the liability of either Party.

ARTICLE 18

CONFIDENTIAL INFORMATION

18.1 Definition

In undertaking their respective activities under the terms of this Agreement, each of the Parties may obtain information relating to the other Party which is of a confidential and proprietary nature including, but not limited to, Intellectual Property Rights, trade secrets, know-how, inventions, techniques, processes, programmes, documentation, data, service manuals, technical reports, customer lists, financial information and sales and marketing plans (collectively referred to as "Confidential Information").

18.2 Restricted Use and Access

Neither of the Parties shall make use of or disclose Confidential Information of the other Party except as required for the performance of their respective obligations or the exercise of their rights under the terms of this Agreement. Neither of the Parties shall, without the prior written consent of the other Party, use or divulge or allow access to the Confidential Information of the other Party to any third party except to employees of Nordion and AECL who require such use, disclosure or access to fulfil the obligations or exercise of the rights of Nordion and AECL, as the case may be under the terms of this Agreement.

18.3 All Necessary Precautions

Each of the Parties shall also take all other precautions necessary to protect against any unauthorized use or disclosure of the Confidential Information of the other Party in addition to that set out above in this Article 18 including all such precautions as Nordion and AECL take in protecting their own proprietary or confidential information.

18.4 Permitted Use and Disclosure

Nothing in this Article 18 shall preclude Nordion or AECL from disclosing or using Confidential Information if:

(a) the Confidential Information is available to the public or is in the public domain at the time of the disclosure or use without breaching this Agreement;

(b) the Confidential Information becomes available to Nordion or AECL on a non-confidential basis from a source other than AECL, Nordion or any other party bound by a similar obligation of confidentiality without breaching this Agreement; or

(c) the Confidential Information is required to be disclosed by Applicable Law, Regulatory Authority or by court order, provided that the Party required to disclose, immediately and prior to such disclosure advises the other Party of such request in order that the other Party may, with the first Party's cooperation, interpose an objection to such disclosure, take action to assure confidential treatment of the Confidential Information or take such other action as it deems appropriate to protect the Confidential Information.

18.5 Protection of Confidential Information

Each of the Parties shall from time to time be entitled to take whatever actions they individually consider necessary or desirable in their sole discretion to protect (including, without limitation, the making of applications for patents and the renewals thereof) their respective proprietary rights, including, without limitation, Confidential Information.

18.6 Use of Confidential Information

Each of the Parties shall be entitled to use the Confidential Information of the other Party in so far as is required for the performance of their obligations or exercise of their respective rights in accordance with the terms of the Agreement and shall not otherwise have any proprietary right with respect to such Confidential Information.

18.7 Injunctive Relief

Any breach or threatened breach by either Party of the obligations referred to in this Article 18 shall entitle the other Party to apply to any court of competent jurisdiction for injunctive or other equitable relief. The foregoing shall be in addition to and without prejudice to such other rights or remedies either Party may have under this Agreement, at law or in equity. For greater certainty, each Party acknowledges and agrees that it shall not, and hereby irrevocably waives any right it otherwise might have to, plead or in any other manner seek to rely on any contention that damages are or may be an adequate remedy for such a breach.

ARTICLE 19

RELEASES AND INDEMNITIES

19.1 Enforcement Rights and Limitations on AECL Liability

19.1.1 (a) [-----].

(b) [-----].

19.1.2 Subject to Section 19.1.4, the Parties agree that each of them has the right, in its sole discretion, to commence any legal proceeding against the other Party with respect to [-----] the 1996 IPFA, in equity or at common law (the "Pre-Closing Claims"), as if this Agreement and the Closing Documents had not been entered into by the Parties. [-----].

19.1.3 [-----]

19.1.4 Notwithstanding Section 19.1.2, the Parties agree that from and after the Long-Term Supply Commencement Date, neither Party may commence or continue legal, arbitral or other proceedings respecting the Pre-Closing Claims.

[-----]

[-----]

19.2 Mutual Release of Claims

19.2.1 Except for the rights, liabilities, obligations and payments expressly contemplated in this Agreement and the Closing Documents, neither Party shall have any further rights against, or obligations or payments to, the other Party, existing prior to the Closing Time, under the 1996 IPFA or otherwise and all payments, accounts, liabilities and obligations shall be deemed to be settled. Subject to Section 19.1.2 and the preceding sentence, each Party shall on Closing release, remise and forever discharge the other with respect to all claims, demands, causes of action, counter-claims and other legal proceedings of any kind whatsoever existing as at October 31, 2005 [-----].

19.2.2 The Parties agree that each Party shall, on the Long-Term Supply Commencement Date, release, remise and forever discharge the other with respect to all claims, demands, causes of action, counter-claims and other legal proceedings of any kind whatsoever, including any actions or counterclaims commenced under Section 19.1.2, with respect to the Pre-Closing Claims. Each Party shall, on the Long-Term Supply Commencement Date, agree not to take any step or initiate any proceeding against any Person who might be entitled to claim contribution, indemnity or other relief over against the other Party with respect to the Pre-Closing Claims, and will represent and warrant that it has not assigned to any Person any right in respect of any of the matters released under this Section 19.2.2.

19.3 Termination of Obligations Under Certain Agreements

[-----]

19.4 Indemnification of AECL and Nordion

19.4.1 Nordion shall indemnify and hold harmless AECL from and against any and all claims, [-----]brought or instituted by a third party, and based on or arising out of the negligence of Nordion or the breach by Nordion of its representations, warranties, covenants or obligations under this Agreement, [-----].

19.4.2 AECL shall indemnify and hold harmless Nordion from and against any and all claims brought or instituted by a third party, and based on or arising out of the negligence of AECL or the breach by AECL of its representations, warranties, covenants or obligations under this Agreement, [-----].

19.4.3 The indemnified Party shall give Notice to the indemnifying Party specifying the particulars of any third party claim within twenty (20) days after it receives notification of the claim; provided, however, that failure to give such Notice within such time period shall not prejudice the rights of the indemnified Party except to the extent that the failure to give such Notice materially adversely affects the ability of the indemnifying Party to defend the claim or to cure the breach of the obligation giving rise to the claim. Subject to the terms of this Section 19.4.3, the indemnifying Party shall have sole control over the defense and settlement of such claim. The indemnifying Party may not settle or compromise the claim without the prior written consent of the indemnified Party unless such settlement or compromise (i) involves no payment (whether by cash, securities or other instrument), assignment, granting of a license or admission of fault or wrongdoing by the indemnified Party and (ii) the indemnified Party receives a comprehensive general release of all claims from the applicable third parties. The indemnified Party shall provide to the indemnifying Party, in confidence, reasonable access to all files, books, records and other information in its possession or control which are relevant to the defense of such claim. The indemnified Party shall co-operate in all reasonable respects in the defense of such claim but at the expense of the indemnifying Party. If the indemnifying Party fails to diligently defend such claim throughout the period that such claim exists, its right to defend the claim shall terminate and the indemnified Party may assume the defense of such claim at the sole expense of the indemnifying Party. In such event, the indemnified Party may compromise or settle such claim, without the consent of the indemnifying Party.

ARTICLE 20

INSOLVENCY OF A PARTY

20.1 Insolvency Event

If any of the following events occur namely:

(a) if a decree or order of a court having jurisdiction is issued or entered adjudging a Party bankrupt or insolvent, ordering the winding-up or liquidation of such a Party or approving any reorganization, arrangement, compromise, composition, compounding, extension of time, moratorium or adjustment of liabilities of such Party under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency, moratorium, reorganization or analogous law of any applicable jurisdiction and such decree or order continues unstayed and in effect and is not withdrawn, dismissed, overturned or set aside within the period of ninety (90) days following its issuance or entry;

(b) if a trustee, receiver, receiver and manager, interim receiver, custodian, liquidator, provisional liquidator, agent for a secured creditor or other Person with similar powers is appointed in any manner in respect of such Party or in respect of all or a substantial portion of its property or assets and such appointment continues unstayed and in effect and is not withdrawn, overturned, set aside or revoked within the period of ninety (90) days following the appointment; or

(c) the Government of Canada takes any steps to cause AECL to wind down or cease to carry on its business,

then the non-defaulting Party shall have the right to terminate this Agreement by notice to the other Party, in addition to any other remedies it may have in law or in equity.

ARTICLE 21

DISPUTE RESOLUTION

21.1 Purpose

The objective of the Arbitration Rules is to resolve all Disputes arising between the Parties as fairly, efficiently and cost effectively as possible. The provisions of the Arbitration Rules shall apply to the resolution of any Dispute between the Parties, unless (i) the Parties agree in writing to vary the provisions of the Arbitration Rules for the purpose of resolving a particular Dispute or (ii) this Agreement provides that the particular Dispute is to be resolved pursuant to Section 3.7.6, 6.10.2, 7.14.2 or Article 24 of this Agreement provided that the Arbitration Rules shall continue to apply to such Dispute, except as specifically modified by such sections.

21.2 Amicable Negotiations

Notice of a Dispute by a Party must be delivered to the other Party in accordance with the Notice provisions of this Agreement. Within ten (10) days after delivery of a Notice of Dispute, the receiving Party shall deliver a response ("Response") to the first Party. The Notice of Dispute and Response shall include a statement of that Party's position and a summary of the arguments supporting that position. As soon as possible after the Response has been given, a senior executive officer of each of the Parties to the Dispute, who have full authority to settle the Dispute, shall meet at mutually acceptable times and places as often as they consider necessary, to make efforts in good faith to resolve the Dispute by amicable negotiations, within sixty (60) days (the "Negotiation Period") after the Response was given. Each Party shall provide to the other Party any information and documents in their possession relating to the Dispute which are material to the issues in the Dispute. For greater certainty, information exchanged by the Parties shall not include any information about their respective customer identities, prices or any other potential sensitive information, except for information exchanges restricted to counsel or to a neutral third-party on the advice of counsel. The negotiations shall be construed as settlement discussions, shall be confidential and shall be conducted on a "without prejudice" basis. If one of the Parties refuses or neglects to participate in the amicable negotiations, the other Party may refer the Dispute immediately to arbitration under Section 21.3. No Party shall be required to participate in the negotiations specified by this Section 21.2 if a limitation period relating to a right of such Party which is the subject matter of or is related to the Dispute, would expire during the Negotiation Period or within 10 days thereafter. This Section 21.2 shall not apply to Disputes to be resolved under Sections 3.7.6, 6.10.2, 7.14.2, or Article 24.

21.3 Arbitration

21.3.1 Submission of Disputes to Arbitration

If a Dispute is not resolved pursuant to Section 21.2, within the Negotiation Period or if either Party neglects or refuses to participate in amicable negotiations, such Dispute shall be submitted to Arbitration in accordance with the provisions of the Arbitration Rules. Subject to Section 21.5, no Party shall have the right to stay or seek postponement of any arbitration hereunder on the grounds that the other Party has failed to comply with its obligations under Section 21.2 and no Party shall have the right to commence or continue court proceedings to resolve a Dispute.

21.3.2. Location of Arbitration

Any arbitration hereunder shall be held in the City of Ottawa unless the Parties otherwise agree.

21.3.3 Laws of Ontario

The law to be applied in connection with the arbitration shall be the laws of Ontario and the laws of Canada applicable therein, but excluding the conflict of law rules of Ontario.

21.3.4 Arbitration Rules

The arbitration shall be governed by the Arbitration Rules. It shall be a condition precedent to the bringing of any court proceedings with respect to a Dispute, that the Parties shall have concluded the arbitration process in accordance with the provisions of the Arbitration Rules. The provisions of the Arbitration Act, 1991 (Ontario) shall apply to any arbitration of a Dispute, except to the extent that they are modified by the express provisions of the Arbitration Rules.

21.4 Additional Parties

Any arbitration may include any other Person substantially involved in a common question of fact or law whose presence is required if complete relief is to be accorded in arbitration, provided that such other Person has agreed to be bound by such arbitration.

21.5 Recourse to Courts

Notwithstanding the provisions of this Article 21 and the Arbitration Rules, any party may, in its sole discretion, apply at any time to a court of competent jurisdiction for:

(a) the appointment of an Arbitrator pursuant to the provisions of Appendix D;

(b) any emergency or interim remedy to enforce the terms of this Agreement or to prevent any breach of this Agreement, including specific performance and injunctive relief on an interim or interlocutory basis, restraining orders, receiving orders and orders regarding the detention, preservation and inspection of property;

(c) the enforcement of an award made by an Arbitrator; or

(d) the enforcement of the award made by an Arbitrator where such enforcement reasonably requires access to any remedy that the Arbitrator has no power to award or enforce.

21.6 Confidentiality

All negotiations and arbitration conducted pursuant to Section 21.2 or the Arbitration Rules, and all information and documents (whether in tangible, electronic or digital form) exchanged by the parties in connection therewith are confidential. Such information and documents shall not be disclosed to any Person other than

(a) the parties, their legal counsel and any of their representatives, consultants and advisors who need to know such information and documents for the purposes of such negotiations or arbitration; and

(b) the Arbitrator,

except as may be required by Applicable Law or except in the course of any judicial proceeding relating to any arbitration conducted pursuant to the Arbitration Rules. If either Party fails to comply with the provisions of this Section 21.6 before or after the completion of any arbitration, the Arbitrator may enjoin further breaches by such Party of this provision and award damages or other relief against such Party. On completion of any negotiations and arbitration conducted under Section 21.2 or the Arbitration Rules, each Party shall return to the other all copies of such information or documents, whether in tangible, electronic or digital form, provided that each Party may retain one copy thereof for archival purposes.

21.7 Continuing Performance

21.7.1 At all times, notwithstanding the existence of any Dispute, the Parties shall continue to perform their respective obligations in accordance with the provisions of this Agreement without prejudice to the right to contest, dispute and challenge the relevant matter in accordance with the provisions of this Agreement, provided that this Section 21.7 shall not apply to a Party where another Party has repudiated, terminated or abandoned performance of this Agreement, or has breached paragraphs 2 or 3 of the Amended and Restated Restrictive Covenant or where the first party asserts claims in fraud or misappropriation. No Party shall exercise any remedy with respect to an alleged default by another Party under this Agreement if a Dispute with respect to such alleged default has been submitted for resolution pursuant to this Article 21, until either (i) the Parties have settled the Dispute; or (ii) the Arbitrator has made an award with respect to the Dispute and all appeal periods with respect to such award have expired without an appeal having been taken.

21.7.2 Subject to the express provisions of this Agreement, where there is any Dispute as to the amount of monies owing hereunder by any Party hereto to any other Party hereto, the portion of the amount owing that is not contested, disputed or challenged, if any, shall be paid when due hereunder, but without prejudice to the rights of the Parties hereto to contest, dispute or challenge the disposition of the remaining portion of the monies claimed.

21.8 Survival

The provisions of this Article 21 shall survive any termination of this Agreement. The provisions of this Article 21 shall continue in full force and effect notwithstanding any determination by a court, Arbitrator or the Parties that one or more other provisions of this Agreement are invalid, contrary to law or unenforceable.

ARTICLE 22

SUCCESSION AND SALE OF ISOTOPE BUSINESS

22.1 Assignment

22.1.1 Either of Nordion or AECL may assign this Agreement to an Affiliate, without the prior written consent of the other, on condition that (i) such Affiliate sign a counterpart of this Agreement and become liable for all of the obligations and liabilities of the assignor and (ii) such assignment shall not relieve the original assignor or any subsequent assignor from its obligations and liabilities under this Agreement. Any such Affiliate may further assign this Agreement to another Affiliate of Nordion or AECL, as the case may be, subject to the same conditions and any Affiliate may reassign this Agreement to Nordion or AECL, as the case may be, provided that the other party receives prior Notice thereof of all such assignments. In any event, one or more assignments to an Affiliate or among Affiliates, shall not relieve a Party of its obligations under this Agreement.

22.1.2 Subject to Section 22.1.1 and 22.1.3, neither Nordion nor AECL may assign this Agreement and their respective rights hereunder by way of security or otherwise, or dispose of the Agreement without the prior consent of the other Party, such consent not to be unreasonably withheld or delayed, provided that in the case of any assignment by Nordion, AECL shall be satisfied as to both the creditworthiness and the industrial credibility of the proposed assignee (other than an assignee holding a security interest granted by Nordion only).

22.1.3 Either Party may assign this Agreement without the consent of the other Party as part of the Transfer of all or substantially all of its Isotope Business as a going concern provided in the case of a Transfer by Nordion to any of the entities listed on Appendix F (each an "Entity") Nordion shall not complete such Transfer unless it complies with the provisions of Section 22.2 or Section 22.3, as the case may be.

22.2 Right of First Offer

22.2.1 If Nordion wishes to Transfer all or a substantial portion of the Isotope Business (the "Transferred Business") to an Entity, then Nordion shall give to AECL at least thirty (30) days' Notice (the "Offer Notice") of its desire to Transfer the Transferred Business. The Offer Notice shall set forth the purchase price for the Transferred Business, the terms of payment and any other relevant terms and conditions (collectively the "Sale Terms"). In such event, unless the Parties otherwise agree in writing, the following provisions shall govern.

22.2.2 The Offer Notice shall be deemed to be an offer by Nordion to Transfer the Transferred Business to AECL on the Sale Terms, and such offer shall be irrevocable within the Offer Period as defined in Section 22.2.3.

22.2.3 Within 30 days after receipt of the Offer Notice (the "Offer Period"), AECL may either:

(a) give a written notice of acceptance ("Acceptance Notice") to Nordion agreeing to purchase the Transferred Business on the Sale Terms in which event there shall be a binding contract for the purchase and sale of for the Transferred Business on the Sale Terms between Nordion and AECL; or

(b) give a written notice to Nordion declining to purchase the Offered Business and consenting to the sale of the Transferred Business by Nordion to such Entity on the Sale Terms (provided that such sale shall close within 180 days following the expiry of the Offer Period).

22.2.4 The failure by AECL to give either of the written notices referred to in Section 22.2.3(a) or 22.2.3(b) within the Offer Period shall be conclusively deemed an election by AECL not to purchase the Transferred Business.

22.2.5 If within such 180 day period referred to in Section 22.2.3(b), Nordion shall not have Transferred the Transferred Business pursuant to the Entity Offer, it shall not offer to Transfer the Transferred Business without again complying with the provisions of this Section 22.2, and so on from time to time.

22.3 Right of First Refusal

22.3.1 If Nordion receives a written offer ("Entity Offer") from an Entity for the Transfer to such Entity of the Transferred Business then Nordion shall give to AECL at least 30 days' written notice (the "Offer Notice") of the receipt of the Entity Offer accompanied by a copy of the Entity Offer. In such event, unless the parties otherwise agree in writing, the following provisions shall govern.

22.3.2 AECL shall have 30 days from receipt of the Entity Offer, to give a notice ("Purchase Notice") to Nordion, offering to purchase the Transferred Business from Nordion on the terms set forth in the Entity Offer. Upon the giving of a Purchase Notice, there shall be a binding agreement of purchase and sale between Nordion and AECL for the Transferred Business on the terms set forth in the Entity Offer.

22.3.3 If AECL does not give a Purchase Notice to Nordion within the 30 day period specified in Section 22.3.2, Nordion may Transfer the Transferred Business to the Entity on the terms of the Entity Offer within 180 days following the expiry of such 30 day period.

22.3.4 If within such 180 day period referred to in Section 22.3.3, Nordion shall not have Transferred the Transferred Business pursuant to the Entity Offer, it shall not Transfer the Transferred Business without again complying with the provisions of this Section 22.3, and so on from time to time.

22.4 Closing

The closing of the purchase and sale of the Transferred Business by Nordion to AECL in accordance with the foregoing provisions, shall take place on the 15th Business Day following the later of the (i) the giving of the Acceptance Notice, or the Purchase Notice as the case may be and (ii) the date that all required approvals of any Regulatory Authorities has been given provided that if such approvals are not obtained within 9 months of the giving of the Acceptance Notice or the Purchase Notice, then Nordion shall be free to Transfer the Transferred Business to such Entity.

ARTICLE 23

FORCE MAJEURE AND LEGISLATIVE EVENT COSTS

23.1 Force Majeure

23.1.1 Subject to Section 23.1.2, in the event of Force Majeure, neither Party shall have any obligation or liability to the other Party with respect to the specific obligations hereunder (excluding the payment obligations in Sections 2.1.2, 2.1.3, 2.1.4 and 2.2) affected or associated with such event of Force Majeure or otherwise except to use all reasonable efforts to expeditiously alleviate such conditions and neither Party shall have any obligation to rectify any event of Force Majeure or to make any outlay or expense which threatens, in the opinion of such Party, acting reasonably, such Party's ability to conduct its principal business as now or hereafter carried on or that would materially and adversely affect such business.

23.1.2 With respect to AECL's obligations to meet the criteria and deadlines set forth in Section 3.3, a Force Majeure shall only include acts of war, terrorism, revolution, riot, sabotage, vandalism, earthquakes, storms, lightning and other acts of God.

23.1.3 Upon the occurrence of an event of Force Majeure that substantially prevents, hinders or delays performance of a Party's material obligations under this Agreement, the Parties shall, within thirty (30) days, consult with one another to determine how best to ameliorate the consequences of such event of Force Majeure. If the event of Force Majeure continues for a period in excess of 2 years, then after the expiry of such period, the Party who did not assert Force Majeure may, on thirty (30) days' Notice to the other Party, terminate this Agreement.

23.2 Notice of Legislative Event and Anticipated Claimed Cost

23.2.1 Each Party shall advise the other in each year during the relevant [-----]year period of any actual or anticipated Legislative Event as soon as practicable once they become aware of such event.

23.2.2 Should Nordion fail to advise AECL of a Nordion Legislative Event in accordance with Section 23.2.1 within thirty (30) days after becoming aware of the actual Nordion Legislative Event, then Nordion waives its entitlement to Nordion Legislative Event Costs with respect to that Nordion Legislative Event, up to the time that AECL is advised by Nordion of same.

23.2.3 Should AECL fail to advise Nordion of an AECL Legislative Event in accordance with Section 23.2.1 within thirty (30) days after becoming aware of the actual AECL Legislative Event, then AECL waives its entitlement to AECL Legislative Event Costs with respect to that AECL Legislative Event, up to the time that Nordion is advised by AECL of same.

23.2.4 Nordion shall advise AECL in each year during the relevant [-----]year period of the estimated or actual increase in the Nordion Operating Cost in such year as a direct result of such Nordion Legislative Event, after deducting, where appropriate, the items listed in items (i) to (v) in the relevant Nordion Legislative Event Cost definition.

23.2.5 AECL shall advise Nordion in each year during the relevant [-----]year period of the estimated or actual increase in the AECL Operating Cost in such year as a direct result of such AECL Legislative Event, after deducting, where appropriate, the items listed in items (i) to (iv) in the relevant AECL Legislative Event Cost definition.

23.2.6 Should Nordion become aware of an actual or anticipated Nordion Legislative Event, but be unable to advise AECL in any year during the relevant [-----]year period of the actual increase in the Nordion Operating Cost in such year as a direct result of that Nordion Legislative Event then Nordion may provide an estimate of the cost for the said year, and on providing such estimate, subject to Section 23.2.8, Nordion shall be deemed to have not waived its entitlement to Nordion Legislative Event Costs.

23.2.7 Should AECL become aware of an actual or anticipated AECL Legislative Event, but be unable to advise Nordion in any year during the relevant [-----]year period of the actual increase in the AECL Operating Cost in such year as a direct result of that AECL Legislative Event then AECL may provide an estimate of the cost for the said year, and on providing such estimate, subject to Section 23.2.9, AECL shall be deemed to have not waived its entitlement to AECL Legislative Event Costs.

23.2.8 If Nordion provides an estimate pursuant to Section 23.2.6, then Nordion is obliged, upon ascertaining the actual increase in the Nordion Operating Cost in such year as a direct result of the Nordion Legislative Event, to advise AECL of same within thirty (30) days, failing which, Nordion will be deemed to have waived its entitlement to claim Nordion Legislative Event Costs between the time of ascertaining such Nordion Legislative Event Costs and the time of advising AECL.

23.2.9 If AECL provides an estimate pursuant to Section 23.2.7, then AECL is obliged, upon ascertaining the actual increase in the AECL Operating Cost in such year as a direct result of the AECL Legislative Event, to advise Nordion of same within thirty (30) days, failing which, AECL will be deemed to have waived its entitlement to claim AECL Legislative Event Costs between the time of ascertaining such AECL Legislative Event Costs and the time of advising Nordion.

23.3 AECL Past Claimed Cost

23.3.1 Commencing on the first anniversary of the Long-Term Supply Commencement Date and on or after each [-----] anniversary thereafter during the Term, AECL shall have the one-time right to prepare and deliver to Nordion a written report of the past AECL Legislative Event Costs incurred in the preceding [-----]) year period for AECL Legislative Events in such [-----]year period (the "AECL Past Claimed Cost"), together with (i) copies of supporting documentation, (ii) written evidence of the applicable AECL Legislative Event; and (iii) sufficient details and calculations to enable Nordion to assess the reasonableness and to verify the AECL Legislative Event Cost.

23.3.2 Notwithstanding Section 23.3.1, should an AECL Legislative Event occur between the Long-Term Supply Commencement Date and the first anniversary of the Long-Term Supply Commencement Date, the Parties shall meet to discuss the impact of the said AECL Legislative Event on AECL Operating Costs;

23.3.3 Thirty (30) days after the AECL Past Claimed Cost and related material referred to in Section 23.3.1 are delivered to Nordion, AECL may invoice Nordion for reimbursement of [-----] percent ([-----]%) of the AECL Past Claimed Cost incurred during the prior [-----]year period. AECL shall use best efforts to minimize AECL Legislative Event Costs. All AECL Legislative Event Costs incurred by AECL shall be expended in the most cost effective and efficient manner.

23.3.4 Subject to Sections 23.3.1 and 23.3.3, and any AECL Past Claimed Cost in dispute, Nordion shall reimburse AECL for [-----] percent ([-----]%) of the AECL Past Claimed Cost incurred, as set forth in the invoice referred to in Section 23.3.3, within sixty (60) days of receipt of the invoice and report referred to in Sections and 23.33.

23.3.5 If Nordion disputes any AECL Legislative Event or AECL Past Claimed Cost invoiced by AECL, the Dispute shall be resolved pursuant to Section 21.2 and the Arbitration Rules.

23.3.6 For illustrative purposes, examples of an AECL Past Claimed Cost calculation and a Nordion Past Claimed Cost calculation are attached as Appendix R.

23.4 Nordion Past Claimed Cost

23.4.1 Commencing on the first anniversary of the Long-Term Supply Commencement Date and on or after each [-----] anniversary thereafter during the Term, Nordion shall have the one-time right to prepare and deliver to AECL a written report of the past Nordion Legislative Event Costs incurred in the preceding [-----] year period for Nordion Legislative Events in such [-----] year period (the "Nordion Past Claimed Cost"), together with (i) copies of supporting documentation, (ii) written evidence of the applicable Nordion Legislative Event; and (iii) sufficient details and calculations to enable AECL to assess the reasonableness and to verify the Nordion Legislative Event Cost.

23.4.2 Notwithstanding Section 23.4.1, should a Nordion Legislative Event occur between the Long-Term Supply Commencement Date and the first anniversary of the Long-Term Supply Commencement Date, the Parties shall meet to discuss the impact of the said Nordion Legislative Event on Nordion Operating Costs.

23.4.3 Thirty (30) days after the Nordion Past Claimed Cost and related material referred to in Section 23.4.1 are delivered to AECL, Nordion may invoice AECL for reimbursement of [-----] percent ([-----]%) of the Nordion Past Claimed Cost incurred during the prior [-----]year period. Nordion shall use best efforts to minimize Nordion Legislative Event Costs. All Nordion Legislative Event Costs incurred by Nordion shall be expended in the most cost effective and efficient manner.

23.4.4 Subject to Sections 23.4.1 and 23.4.3, and any Nordion Past Claimed Cost in dispute, AECL shall reimburse Nordion for [-----] percent ([-----]%) of the Nordion Past Claimed Cost incurred, as set forth in the invoice referred to in Section 23.4.3, within sixty (60) days of receipt of the invoice and report referred to in Sections 23.4.1 and 23.4.3.

23.4.5 If AECL disputes any Nordion Legislative Event or Nordion Past Claimed Cost invoiced by Nordion, the Dispute shall be resolved pursuant to Section 21.2 and the Arbitration Rules.

ARTICLE 24

NEW TERMS FOR AGREEMENT

24.1 Arbitration of New Terms

24.1.1 After the twenty fifth anniversary of the Long-Term Supply Commencement Date and no later than one hundred and thirty eight (138) months prior to the end of the Supply Period, either Party shall have the right, only once, to request a review of and amendment to the terms of this Agreement to apply to the Final Ten Year Period, by providing Notice to the other Party of its desire to request such review and amendment. The amendment is required to reflect all changes in circumstances or events that have arisen prior to the request date, and which circumstances or events have materially altered the burden to either Party of performing the Agreement or receiving the benefits thereof for the remainder of the Supply Period.

24.1.2 At either Party's request, the Parties shall meet within thirty (30) days of the other Party's receipt of the first Party's Notice to request review and amendment, to negotiate in good faith mutually acceptable modifications, if any, to the terms of this Agreement to apply to the Final Ten Year Period. If such negotiations are requested and the Parties fail to meet within the thirty (30) day period, or if the negotiations do not result in an agreement on the applicable terms within six (6) months of the receipt by the other Party of the aforementioned Notice, then the Parties shall refer the negotiations to the Parties' respective Chief Executive Officers. If such executives are unable to negotiate in good faith mutually acceptable terms to apply to the Final Ten Year Period within two (2) weeks from the time the negotiations were referred to them, then the Parties shall, without limiting any and all other rights and remedies that may be available to them as provided in this Agreement, at law or in equity, resolve the terms through binding arbitration as provided in Section 24.1.3.

24.1.3 If the Parties are not successful in reaching mutually acceptable terms to apply to the Final Ten Year Period pursuant to Section 24.1.2, either of the Parties may submit the Dispute to arbitration in accordance with the Arbitration Rules as modified by Section 24.1.4.

24.1.4 Each Party shall submit to the Arbitrator a restated and amended version of this Agreement which in its view most fairly and equitably takes into account:

(a) the cumulative costs borne and the cumulative benefits received by each of the Parties under the terms of this Agreement from and after the Effective Date;

(b) the extent to which such costs and benefits were within the reasonable contemplation of each of the Parties on the Effective Date;

(c) the changes to the businesses of each of the Parties resulting from changes in Applicable Law or in the policies of Regulatory Authorities during the period from the Effective Date to the date of the request by the Requesting Party; and

(d) the prevailing economic conditions for the businesses of each of the Parties at the time of the request by the Requesting Party.

24.1.5 The Arbitrator shall set aside 60 days for all documentation to be submitted and for a hearing in which examinations and cross examinations would be conducted. After hearing submissions of each Party on its form of amended and restated agreement, the Arbitrator shall within 30 days of the conclusion of the hearing, chose the amended and restated agreement which in his view, most fairly takes into account the items enumerated in this Section 24.1.5 and the Parties shall within ten (10) days thereafter, execute and deliver the amended and restated agreement chosen by the Arbitrator.

24.1.6 The Parties shall continue to perform their respective obligations under this Agreement while such Final Ten Year Period terms are being resolved as provided in this Section 14.1.6, unless and until the earlier of (i) the date on which terms applicable to the remainder of the Final Ten Year Period are resolved by binding arbitration or written agreement of the Parties, or (ii) the Final Ten Year Period expires (the fortieth anniversary of the Long-Term Supply Commencement Date).

ARTICLE 25

GENERAL

25.1 Taxes

25.1.1 Except as specifically provided elsewhere in this Agreement, each Party shall be responsible throughout the Term for the payment of all taxes imposed upon it in any manner in respect of or relating to the property and services provided to it or benefits received by it hereunder. Notwithstanding the foregoing, neither Party shall, under any circumstances, be responsible for any taxes imposed on the income of the other Party.

25.1.2 Except as specifically provided elsewhere in this Agreement, all amounts payable by one Party (in this section, the "Payor") to the other Party (in this section, the "Payee") during the Term pursuant to this Agreement do not include any value-added, sale, use, consumption, multi-staged, ad valorem, personal property, customs, excise, stamp, registration, transfer or similar taxes, duties, fees or charges, (collectively, "Sales Taxes") and all Sales Taxes are the responsibility and for the account of the Payor. If the Payee is required by Applicable Law or by the administration thereof to collect any applicable Sales Taxes from the Payor, the Payor shall pay such Sales Taxes to the Payee on the earlier of (i) the day the Payor pays the particular amount that is subject to the particular Sales Tax to the Payee, or (ii) five Business Days prior to the date the Payee is required by Applicable Law or by the administration thereof to remit, account for or report the particular Sales Tax to the appropriate tax authority. Notwithstanding the foregoing, if the Payor qualifies for an exemption from any applicable Sales Tax, the Payor shall not be required to pay such applicable Sales Tax to the Payee provided the Payor has, in lieu of the payment of such applicable Sales Tax, delivered to the Payee such certificates, elections or other documentation required by Applicable Law or the administration thereof to substantiate and give effect to the exemption claimed by the Payor. The Payee shall provide to the Payor such documentation or information as may be required by the Payor pursuant to Applicable Law or by the administration thereof in order for the Payor to recover, deduct or claim a credit for any Sales Tax payable by the Payor.

25.2 Notices

Any demand, notice or communication to be made or given hereunder (a "Notice") shall be in writing and may be made or given by commercial courier delivery, by registered mail or by transmittal by facsimile addressed to the respective Parties as follows:

If to AECL:

Atomic Energy of Canada Limited

2251 Speakman Drive

Mississauga, ON

L5K 1B2

Attention: Vice President, General Counsel and Corporate Secretary

Facsimile: (905) 403-7303

If to Nordion:

MDS Nordion

447 March Road

Ottawa, Ontario

K2K 1X8

Attention: President

Facsimile: (613) 592-0571

with a copy to:

MDS Inc.

100 International Blvd.

Toronto, Ontario

M9W 6J6

Attention: Executive VP Business Development and General Counsel

Facsimile: (416) 213-4222

or such other address or facsimile number as any Party may from time to time notify the other in accordance with this Section 25.2.

25.2.1 Each Notice sent in accordance with this Section shall be deemed to have been received:

(i) in the case of commercial courier delivery, if delivered before 5:00 p.m., on the Business Day it was delivered; otherwise, on the first Business Day thereafter;

(ii) in the case of mailing, on the third Business Day after it was mailed (excluding the day of mailing and each Business Day during which there existed any general interruption of postal services due to strike, lockout or other cause); or

(iii) in the case of facsimile transmission, on the same day that it was sent if sent on a Business Day and the machine from which it was sent receives the answer back code of the party to whom it was sent before 5:00 p.m. (recipient's time) on such day; otherwise on the first Business Day thereafter.

25.3 No Agency, Joint Venture or Partnership

The Parties are and will at all times remain independent contractors and are not and shall not represent themselves to be the agent, joint venturer, partner or employee of any other Party or to be related to the other Parties other than as an independent contractor. No representations will be made or acts taken by any Party which could establish any apparent relationship of agency, joint venture, partnership or employment and no Party shall be bound in any manner whatsoever by any agreements, warranties or representations made by the other Parties to any other person or with respect to any other action of any other Party.

25.4 Interest

All amounts due by one Party to another hereunder shall, unless otherwise provided in this Agreement, bear interest at the Prime Rate plus one percent (1%) per annum, compounded monthly until paid.

25.5 Statutory References

All statutory references in this Agreement are to the relevant statute in effect on the Effective Date.

25.6 Governing Law

This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

25.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

25.8 Amendment and Waivers

No modification of or an amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

25.9 Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

25.10 Time of the Essence

Time shall be of the essence of this Agreement.

25.11 Entire Agreement

This Agreement together with the Closing Documents constitute the whole and entire agreement between the Parties hereto in relation to the subject matter hereof and replace, cancel and supersede any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof including, without limitation, the draft agreement between the Parties dated 1 July 1992 relating to the production of Yttrium-90, and the 1996 IPFA and the Agreement on Settlement Principles of December 8, 2005.

25.12 Nordion Affiliates

Nordion shall cause its Affiliates to comply with the terms of this Agreement as if they were Parties to this Agreement and Nordion shall act as their agent in making such covenants provided that there shall be an exception for the sale of Xenon-133 by Nordion Europe, during the Interim Period in order to enable Nordion Europe to comply with customer requirements based on their product validation.

25.13 No-Conflict

To the extent that there is a conflict between a provision of this Agreement and any other agreement between the Parties hereto, this Agreement shall prevail.

25.14 Public Announcements

Neither Party shall make any communications, public announcements (including without limitation broad employee announcements), media releases, press releases and other public disclosures relating to this Agreement, the Closing Documents or the subject matter of this Agreement or the Closing Documents, including without limitation promotional or marketing material (but not including any disclosure required by legal, accounting or regulatory requirements beyond the reasonable control of the Party) without the prior written approval of the other Party. If any such public disclosure is required, the Party making such disclosure shall, to the extent practicable, consult with the other Party prior to making such disclosure and each Party shall use reasonable efforts, acting in good faith, to agree upon the text of such statement or release. If a Party is subject to a legal requirement to make disclosure, that Party shall have the final determination as to the timing and content of such disclosure. Information respecting this Agreement, the Closing Documents or the Agreement on Settlement Principles shall otherwise be kept in strict confidence by the Parties and their respective authorized representatives pursuant to the terms of Article 18.

25.15 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successor and permitted assigns.

25.16 Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one and the same original agreement.

25.17 Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to all other Parties by facsimile transmission. That Party shall be deemed to have executed this Agreement on the date it sent such facsimile transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto.

ATOMIC ENERGY OF CANADA LIMITED

By: /s/ Robert Van Adel

Name: Robert Van Adel c/s

President

By: /s/ Allan Hawryluk

Name: Allan Hawryluk

Corporate Secretary

MDS (CANADA) INC., on behalf of its MDS Nordion division

By: /s/ S. M. West

Name: S. M. West c/s

President

By: /s/ Mike Thomas

Name: Mike Thomas

V P Finance

APPENDIX A

PRODUCTION AND SUPPLY STANDARDS

1. Product Quality

The following describes the quality requirements for Molybdenum-99, Xenon-133, Iodine-131 (Fission and Tellurium Dioxide), Iodine-125 and Iridium-192 to be supplied by AECL to Nordion under this Agreement.

2. NRU Isotopes

a. [-----]

[-----]

b. [-----]

[-----]

c. [-----]

[-----]

d. [-----]

[-----]

e. [-----]

[-----]

[-----] [-----] [-----]

3. Dedicated Isotope Facilities Isotopes

(a) [-----]

[-----]

(b) [-----]

[-----]

(A) [-----]

(B) [-----]

(C) [-----]

(1) [-----]

(2) [-----]

(3) [-----]

(4) [-----]

(D) [-----]

(c) [-----]

[-----]

(A) [-----]

(B) [-----]

(d) [-----]

[-----]

(A) [-----]

(B) [-----]

(C) [-----]

a. [-----]

[-----] [-----]

b. [-----]

[-----] [-----]

APPENDIX B

WASTE TRANSFER

1. [-----]

2. [-----]

3. [-----]

4. [-----]

[-----]

[-----] [-----] [-----]

5. [-----]

(a) [-----]

(b) [-----]

(c) [-----]

APPENDIX C

FACILITIES PLAN

This Appendix describes the scope of work that will be conducted by AECL to bring the Maple 1 Reactor, the Maple 2 Reactor, the Maple 1 Iodine-125 Production Facility, the New Processing Facility and Waste Management Area G into operation in accordance with the criteria and deadlines set out in Section 3.3 of the Agreement.

1. Facilities Plan

The Facilities Plan includes:

(a) the Maple 1 Reactor described in Section 2 of this Facilities Plan;

(b) the Maple 2 Reactor described in Section 3 of this Facilities Plan;

(c) the Maple 1 Iodine-125 Production Facility described in Section 4 of this Facilities Plan;

(d) the New Processing Facility described in Section 5 of this Facilities Plan; and

(e) [-----]

2. Maple 1 Reactor

[-----]

[-----]

[-----]

[-----]

[-----]

[-----]

3. Maple 2 Reactor

[-----]

[-----]

[-----]

[-----]

[-----]

[-----]

[-----]

[-----]

4. Maple 1 Iodine-125 Production Facility

[-----]

[-----]

[-----]

[-----]

5. New Processing Facility

[-----]

[-----]

[-----]

[-----]

[-----]

6. Waste Management Area G

[-----]

[-----]

7. Licensing and Regulatory Requirements

The purpose of this Section is to identify the Federal Acts and Regulations, the Canadian Standards and the Provincial Permits for the operation of the Maple 1 Reactor, the Maple 2 Reactor, the Maple 1 Iodine-125 Production Facility, the New Processing Facility and Waste Management Area G.

Table C-1 outlines the principal regulatory requirements that the Maple 1 Reactor, the Maple 2 Reactor, the Maple 1 Iodine-125 Production Facility, the New Processing Facility and Waste Management Area G must comply with, at the time of entering into this Agreement, in order to ensure the health and safety of its workers and the public, the protection of the environment, the maintenance of security and to meet Canada's international obligations.

Notwithstanding that specific regulatory and statutory requirements are listed in Table C-1 here, the most recent amendments of said statutes and regulations in force at the Closing Time are deemed and agreed to apply to this Agreement.

Table C-1

Principal Regulatory Requirements

Federal Acts and Regulations

Canada Labour Code, Part II, r/s, c L-1, s/1, 1998

National Building Code, 1995

Canadian Environmental Assessment Act, 1992 June 23

National Fire Code, 1995

National Fire Protection Association Standard NFPA 801, 1998 Edition: Fire Protection for Facilities Handling Radioactive Materials

Nuclear Safety and Control Act, 1997 March 20

Nuclear Research and Test Establishment Operating Licence for Atomic Energy of Canada Limited's (AECL) Chalk River Laboratories

Non-Power Reactor Operating Licence, Maple 1 and 2 Nuclear Reactors, Canadian Nuclear Safety Commission Licence NPROL 62.00/2007

Nuclear Substance Processing Facility Operating Licence, New Processing Facility, Canadian Nuclear Safety Commission Licence NSPFOL-03.00/2007

Class I Nuclear Facilities Regulations, SOR/2000 204, 2000 May, under the Nuclear Safety and Control Act

General Nuclear Safety & Control Regulations, SOR/2000 202, 2000 May, under the Nuclear Safety and Control Act

Nuclear Non-Proliferation Import & Export Control Regulations, SOR/2000 210, 2000 May, under the Nuclear Safety and Control Act

Nuclear Security Regulations, SOR/2000 209, 2000 May, under the Nuclear Safety & Control Act

Nuclear Substances & Radiation Devices Regulations, SOR/2000 207, 2000 May, under the Nuclear Safety and Control Act

Packaging & Transport of Nuclear Substances Regulations, SOR/2000 208, 2000 May, under the Nuclear Safety and Control Act

Radiation Protection Regulations, SOR/2000 203, 2000 May, under the Nuclear Safety and Control Act

Transportation of Dangerous Goods (TDG) Regulations, August 2001 including Clear Language Amendments SOR/2001-286, Amendment 1 (SOR/2002-306) August 8, 2002; Amendment 2 (SOR/2003-273) July 24, 2003; and Amendment 3 (SOR/2003-400) December 3, 2003

Reporting Requirements for Fissionable and Fertile Substances, AECB-1049

Canadian Standards Association

CAN/CSA N285.0-95: General Requirements for Pressure-Retaining Systems and Components in CANDU Nuclear Power Plants

CAN/CSA N285.0-81: General Requirements for Pressure-Retaining Systems and Components in CANDU Nuclear Power Plants

CAN/CSA N288.1-M87: Guidelines for Calculating Derived Release Limits for Radioactive Material in Airborne and Liquid Effluents for Normal Operation of Nuclear Facilities

CAN/CSA-N292.2-96: Dry Management of Irradiated Fuel

CAN/CSA N286.0-92: Overall Quality Assurance Program Requirements for Nuclear Power Plants

CAN/CAN3-N286.1-00: Procurement Quality Assurance for Nuclear Power Plants

CAN/CAN3-N286.2-00: Design Quality Assurance for Nuclear Power Plants

CAN/CAN3-N286.3-99: Construction Quality Assurance for Nuclear Power Plants

CAN/CAN3-N286.4-86: Commissioning Quality Assurance for Nuclear Power Plants

CAN/CAN3-N286.5-95: Operations Quality Assurance for Nuclear Power Plants

Decommissioning Quality Assurance for Nuclear Power Plants, CAN3-N286.6-98

CAN/CAN3-N286.7-99: Quality Assurance of Analytical, Scientific, and Design Computer Programs for Nuclear Power Plants

B51-1995: Boiler, Pressure Vessel & Pressure Piping Code

B52-1999: Mechanical Refrigeration Code

CAN/CSA N293-95: Fire Protection for CANDU Nuclear Power Plants

CAN/CAN3-N285.4-94: Periodic Inspection of CANDU Nuclear Power Plant Components

Provincial Permits

Sewage Works - Certificate of Sewage Works Number 3-0944-77-006, dated 1977 December 06. No expiry date. Issued by the Provincial Ministry of Environment, Section 42 of the Ontario Water Resources Act

Ontario Ministry of the Environment, Provisional Certificate of Approval - Waste Disposal Site, Number A413105 dated 1980 March 24. No expiry date.

Licences for Elevators and Lifting Devices - Issued by the TSSA, are posted on the applicable equipment with a copy currently retained by Site Operations, FNO.

Refrigeration Operator Certificates of Qualification - Issued by the Ministry of Skills and Development.

8. Phase 1 Acceptance Tests

(a) [-----]

(b) [-----]

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

(g) [-----]

9. Phase 2 Acceptance Tests

[-----]

APPENDIX D

RULES OF PROCEDURE FOR ARBITRATION

The following rules and procedures shall apply with respect to any matter to be arbitrated between Parties under the terms of the Agreement.

1. INITIATION OF ARBITRATION PROCEEDINGS

(a) If any Party to this Agreement wishes to have any matter under the Agreement arbitrated in accordance with the provisions of this Agreement, it shall give Notice (an "Arbitration Notice") to the other Parties specifying particulars of the matter or matters in dispute and proposing the name of the individual it wishes to be the single arbitrator.

(b) The Arbitration Notice shall include in the text or in one or more attachments:

(i) a demand that the Dispute be referred to arbitration pursuant to the Arbitration Rules;

(ii) a general description of the Dispute;

(iii) the relief or remedy sought;

(iv) the name of the person the Claimant nominates as the Arbitrator; and

(v) a written resume of the Claimant's nominee's work background, qualifications and arbitration experience.

(c) Within 20 days after receipt of the Arbitration Notice, the other Party shall give notice to the first Party advising whether such other Party accepts the arbitrator proposed by the first Party. If such notice is not given by the other Party within such 20-day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period, any Party may apply to a judge of the Ontario Superior Court of Justice under the Arbitration Act, 1991, S.O. 1991, chap. 17, (the "Arbitration Act") for the appointment of a single arbitrator (the "Arbitrator"). On any such application for the appointment of an Arbitrator, the Parties agree that the factors that should be given due consideration by the court include the nature of this Agreement, the issues in dispute, the required qualifications of the Arbitrator and any other factors which will help to identify an appropriately qualified, independent and impartial Arbitrator.

(d) The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm's length from the Parties and shall not be a member of the audit or legal firm or firms who advise any Party, nor shall the Arbitrator be an individual who is, or is a member of a Person, otherwise regularly retained by any of the Parties.

(e) No individual shall be appointed to arbitrate a Dispute pursuant to the Arbitration Rules unless he or she agrees in writing to be bound by the provisions of the Arbitration Rules.

(f) Before accepting an appointment, an Arbitrator shall provide the Parties with a written statement declaring that there are no circumstances likely to give rise to justifiable concerns as to the Arbitrator's independence or impartiality and that the Arbitrator will disclose any such circumstances to the Parties if they should arise before the arbitration is concluded.

2. SUBMISSION OF WRITTEN STATEMENTS

(a) Within 30 days of the appointment of the Arbitrator, the Party initiating the arbitration (the "Claimant") shall send the other Party (the "Respondent") an Arbitration claim ("Arbitration Claim") setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b) Within 30 days of the receipt of the Arbitration Claim, the Respondent shall send the Claimant an Arbitration Defence ("Arbitration Defence") stating in sufficient detail which of the facts and contentions of law in the Arbitration Claim that the Respondent admits or denies, on what grounds, and on what other facts and contentions of law the Respondent relies.

(c) Within 15 days of receipt of the Arbitration Defence, the Claimant may send the Respondent an Arbitration reply ("Arbitration Reply").

(d) All Arbitration Claims, Defences and Replies shall be accompanied by copies, or, if they are especially voluminous, lists, of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(e) After submission of all of the Arbitration Claims, Defences and Replies, the Arbitrator will give directions for the further conduct of the arbitration.

3. MEETINGS AND HEARINGS

(a) The arbitration shall be conducted in English unless otherwise agreed by the Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b) All meetings and hearings will be in private unless the Parties otherwise agree.

(c) Any Party may be represented at any meetings or hearings by legal counsel.

(d) Each Party may conduct an examination-in-chief and re-examine its own witnesses and cross-examine the opposing Party's witnesses at the arbitration.

4. THE DECISION

(a) The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out written reasons for his decision.

(b) The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 45 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator's control.

(c) Subject to the court's jurisdiction to set aside an award pursuant to section 46 of the Arbitration Act, an award by the Arbitrator shall be final and binding upon the Parties and there shall be no appeal from the award of the Arbitrator on a question of law unless the decision of the Arbitrator will result in a cost, liability or expense to a Party in excess of $5,000,000.

5. JURISDICTION AND POWERS OF THE ARBITRATOR

(a) By submitting to arbitration under the Arbitration Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator's discretion subject only to the Arbitration Rules and the relevant law, with the object of ensuring the just, expeditious, economical and final determination of the Dispute referred to arbitration.

(b) Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i) determine any question of law arising in the arbitration;

(ii) determine any question as to the Arbitrator's jurisdiction;

(iii) determine any question of good faith arising in the dispute;

(iv) make such procedural rules as the Arbitrator determines are appropriate with respect to the conduct of the proceedings;

(v) determine the nature and extent of discovery, if any;

(vi) proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with the arbitration rules or with the Arbitrator's orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vii) order any Party to furnish further details of that Party's case, in fact or in law;

(viii) receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(ix) hold meetings and hearings, and make a decision (including a final decision) in Ontario or elsewhere with the concurrence of the Parties thereto;

(x) order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or classes of documents in their possession or power which the Arbitrator determines to be relevant;

(xi) order the preservation, storage, sale or other disposal of any property or thing under the control of any of the Parties;

(xii) make one or more interim awards;

(xiii) to make an award of interest in respect of any amount determined to be owing;

(xiv) make an award as to costs of the arbitration; and

(xv) make interim orders to secure all or part of any amount in dispute in the arbitration.

6. COSTS OF ARBITRATION

Pending determination by the Arbitrator, the Parties to an arbitration shall share equally and be responsible for their respective shares of all costs relating to the Arbitrator and the arbitration. However, the Arbitrator may make an award of costs upon the conclusion of the arbitration making one or more Parties to the Dispute liable to pay a part or all of the costs of another Party to the Dispute. When the Arbitrator has rendered a decision on the Dispute, a Party who has made a settlement offer that was not accepted, may advise the Arbitrator of the time, nature and amount of the settlement offer. In awarding costs the Arbitrator may take into account the making of such settlement offer.

APPENDIX E

NORDION COMPETITORS

[-----]

APPENDIX F

ENTITIES

#1. [-----]

#2. [-----]

#3. [-----]

#4. [-----]

#5. [-----].

APPENDIX G

INTENTIONALLY DELETED

APPENDIX H

SERVICE IRRADIATION PRICES

1. Hydraulic Capsule Irradiations

[-----]

2. Nordion Scope Of Work

[-----]

(a) [-----]

(b) [-----]

(c) [-----]

(d) [-----]

(e) [-----]

(f) [-----]

(g) [-----]

[-----]

3. Price

[-----]

[-----]

[-----]

[-----] [-----] [-----]

4. Nordion Target Failure In The NRU Reactor

[-----]

5. Transportation

[-----]

6. Waste Management and Decommissioning

[-----]

APPENDIX I

SCOPE OF WORK RELATED TO THE LEU CONVERSION REPORT

[-----]

APPENDIX J

INTERSITE TRANSPORTATION SERVICES AND PRICES

1. Scope of Work and Services

[-----]

TABLE J-1

AECL Intersite Transport Services

AECL Fiscal Year 2008/09

[-----] [-----]

[-----]

APPENDIX K

NORDION COVENANTS

[-----]

i. [-----]

ii. [-----].

APPENDIX L

COMMITTEE PROCEDURES

1. The Committee shall consist of representatives from AECL and Nordion. Each representative shall have the authority to vote on behalf of the party it represents in all matters considered by the Committee pursuant to this Agreement. Any party may appoint one or more alternate representatives to act on its behalf. All appointments of representatives and alternate representatives shall be delivered in writing to the other party. A party may, at any time, change its appointed representatives or alternate representatives upon written notice to the other party. AECL and Nordion shall alternate appointing a person to the position of Chairperson and each appointment shall be for a term of one year. AECL shall appoint the Chairperson for the first term. The Chairperson shall be responsible for keeping the other representatives informed as to all relevant matters.

2. The Committee shall hold regular meetings at least monthly, of which one meeting per quarter will be simultaneously attended by AECL and Nordion representatives at the executive level. Notice of each regular meeting shall be sent by the Chairperson to the representatives of the Committee at least thirty (30) days prior to the meeting.

3. The Committee shall hold special meetings upon the request of one of the parties to the Chairperson. Such request shall include the proposed agenda for the meeting. Notice of each meeting shall be sent by the Chairperson to the representatives of the Committee at least fourteen (14) days prior to the meeting. In case of an emergency, or upon unanimous agreement of all parties, the Chairperson may convene the representatives of the Committee upon fewer than fourteen (14) days advanced notice.

4. Every notice of a regular or special meeting shall designate the date, time, place and agenda for the meeting. Any party may propose modifications and additions to the agenda for any regular or special meeting, by request made at least three (3) days prior to the date of the meeting to the Chairperson, who shall in turn inform the representatives of the Committee. No decision on any matter shall be made at any meeting unless either prior notice thereof shall have been given as herein provided or the parties shall agree unanimously to deal with the matter at the meeting in question.

5. Except as otherwise provided for in this Paragraph 5, the Committee shall be able to hold a valid meeting only if at least one representative appointed by each party shall be present. If at least one representative of each party is not present at a meeting, the Chairperson shall adjourn the meeting for at least seventy-two (72) hours and notify the parties by telephone or facsimile when the meeting will be reconvened. If at the time the meeting is reconvened any party who failed to send a representative to the original meeting shall again fail to send a representative, then the representatives present at that reconvened meeting shall constitute a quorum.

6. The Chairperson shall appoint one of the persons at the meeting to act as Secretary. The person so appointed shall be responsible for the preparation of the minutes of that meeting and shall take all reasonable steps to have those minutes recorded, circulated to representatives and approved at the next meeting of the Committee, or as soon thereafter as may be reasonable having regard to the prevailing circumstances.

7. Each party shall bear its own costs of attendance at all meetings of the Committee.

8. Notwithstanding the provision of Sections 2 and 3 of this Appendix L, the Committee may take action with respect to any matter without a meeting if all representatives shall consent in writing to such action being taken. Any decision to take such action shall be filed with the minutes of the meetings of the Committee.

APPENDIX M

PROJECT PROGRESS REPORTS

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APPENDIX N

OPERATIONS REPORTS

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APPENDIX O

PROFESSIONAL SERVICES, REGULATORY SUPPORT AND

TECHNICAL SERVICES

[-----]

APPENDIX P

FULL CYCLE OF WASTE MANAGEMENT OPERATION

[-----]

1. [-----]

2. [-----]

3. [-----]:

a. [-----]

i. [-----]

ii. [-----]

iii. [-----]

b. [-----]

i. [-----]

ii. [-----]

iii. [-----]

iv. [-----]

APPENDIX Q

INVENTORY

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Total Inventory Purchased By AECL: $ 53,277,699

APPENDIX R

EXAMPLES OF SHARING LEGISLATIVE EVENT COSTS

A.

1. [-----]

2. [-----]

3. [-----]

4. [-----]

5. [-----]

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APPENDIX S

FORM OF INVENTORY NOTE

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